UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 26, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Amec Foster Wheeler plc 2014 results

Chief Executive Samir Brikho said:

“I am pleased to report that we have delivered 2014 results in line with expectations. Looking ahead, I believe our low-risk, multi-market model combined with the additional benefits from our integration and cost savings programmes, is a strong platform from which to create long-term value for shareholders.”

Summary:

•	Benefits of low-risk, multi-market model evident
•	Completed transformational acquisition in November
•	Integration on track; savings target increased to $125m
•	Weak commodity pricing continues
•	Full year dividend +3%

2014 results:

Key performance measures1
£m unless stated	2014	2013	Change	Underlying change
Continuing operations
Scope revenue	3,920	3,854	+2%	+1%
Trading profit	321	343	-6%
Trading margin	8.2%	8.9%	-70bps
Adjusted profit before tax	317	332	-5%
Trading cash flow	283	341	-17%
Cash conversion	88%	99%	-110ps
Adjusted earnings per share	79.5p	87.2p	-9%
1) Adjusted performance measures used by the Group are reconciled to the equivalent IFRS measures in the section entitled ‘Performance measures’

Reported under IFRS

£m unless stated	2014	2013	Change
Continuing operations
Revenue	3,993	3,974	-
Profit before net financing expense	148	243	-39%
Profit before tax	155	255	-39%
Cash flow from operations	200	292	-32%
Diluted earnings per share	35.1p	62.5p	-44%
Dividend per share	43.3p2	42.0p	+3%
2) Includes the proposed final dividend for 2014 of 28.5p per ordinary share

Outlook statement:

For 2015, we expect to see a continuation of recent trends – with growth in Clean Energy, downstream and Middle Eastern Oil & Gas markets offsetting tougher conditions elsewhere. This mix of performance, together with the increased customer pricing pressure and cost saving plans, is expected to lead to a modest reduction in like-for-like trading margins.

On current market forecasts, the reversal of the currency headwinds we experienced in 2014 will add approximately £150 million to scope revenue.

Contacts:
Amec Foster Wheeler plc	Julian Walker (media) Rupert Green (investors)	+ 44 (0)20 7429 7500
Brunswick Group LLP	Mike Harrison/Stuart Donnelly	+ 44 (0)20 7404 5959

Results presentation:
We will host a presentation on the results for analysts and investors at 8.30am today at the offices of Nomura International, One Angel Lane London EC4R 3AB. For those unable to attend, dial-in details: UK 0800 368 0649, international +44 20 3059 8125, participant password: 544565.

Analyst consensus estimates:
Regularly updated on our website at amecfw.com/investors/consensus_estimates.htm

Notes to editors:
Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.
With pro-forma 2014 scope revenues of £5.5 billion and over 40,000 employees in more than 50 countries, the company operates across the whole of the oil and gas industry – from production through to refining, processing and distribution of derivative products – and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.
Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.
Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Amec Foster Wheeler pro forma results for 2014, 2013, 2012 (Unaudited)

Background

We acquired a 95.3% controlling interest in Foster Wheeler on 13 November 2014. The Group’s reported results and cash flows for 2014 therefore incorporate Foster Wheeler’s results only for the last seven weeks of 2014. For this short period, we continued to report the existing Foster Wheeler operating segments: E&C Services and Global Power Group.

With effect from 1 January 2015, the Group adopted new geographical operating segments within its E&C business: Americas; Northern Europe & CIS; and Asia, Middle East, Africa & Southern Europe. Foster Wheeler’s E&C Services segment was merged into the new geographical structure. Foster Wheeler’s Global Power Group continues to be reported as a separate operating segment. We will first report the Group’s results under the new segment structure in the 2015 half-year results, which will include comparative segment information restated on a consistent basis.

In January 2015, we acquired the remaining 4.7% interest in Foster Wheeler AG.

In this section, we present the Group’s revenue and trading results for 2014, 2013 and 2012 on a pro forma basis on the assumption that Foster Wheeler had been acquired on 1 January 2012. We also present the pro forma revenue and trading results of the Group’s new operating segments for each of those years.

The pro forma information is provided for comparative purposes only and does not necessarily reflect what the revenue and trading results of the combined group would have been for the periods presented, nor is it necessarily indicative of the combined group’s future revenue and trading results.

The unaudited pro forma information has been prepared based on information derived from the following:
•	the audited consolidated financial statements of Amec Foster Wheeler plc (formerly AMEC plc) for each of the three years ended 31 December 2014 prepared in accordance with IFRS;

•
the audited consolidated financial statements of Foster Wheeler for each of the two years ended 31 December 2013 and the unaudited consolidated financial information of Foster Wheeler for the period from 1 January 2014 to 12 November 2014, in each case prepared in accordance with US GAAP.

Adjustments have been made to restate Foster Wheeler’s results in accordance with AMEC’s accounting policies under IFRS and to convert them from US dollars into Sterling using the exchange rates that AMEC used to convert the results of its US subsidiaries from US dollars into Sterling for each of the periods presented. Foster Wheeler’s results have not, however, been further adjusted to retrospectively apply the purchase accounting adjustments that were made by AMEC to Foster Wheeler’s balance sheet at the acquisition date in accordance with IFRS.

Group summary – pro forma basis

Continuing Operations		2014	2013	2012
Revenue	(£m)	5,800	6,086	6,221
Y-on-Y change	(%)	-4.7	-2.2
Scope revenue (1)	(£m	5,493	5,512	5,371
Y-on-Y change	(%)	-	+2.6
Trading profit (1)	(£m)	457	537	526
Y-on-Y change	(%)	-14.9	+2.1
Trading margin (1)	(%)	8.3%	9.7%	9.8%
Y-on-Y change	(bps)	-140	-10
Order book	(£bn)	6.3	6.5	5.9
Y-on-Y change	(%)	-3.1	+10.2
1) Non-IFRS measure (see ‘Performance measures’)

Segmental review by new business units on pro forma basis

Americas

Americas is the largest business unit, with substantial positions in each of our four core markets: Oil and Gas, Mining, Clean Energy, and Environment and Infrastructure.

Americas has over 16,000 employees in over 150 offices; geographically this region covers northern Canada to southern Chile and from Vancouver Island to Newfoundland.

Our experts in Americas support our customers in consulting, through the EPC project lifecycle (including engineering, procurement, project management and construction), into operations & maintenance, and remediation and reinstatement.

Segment results		2014	2013	2012
Revenue	(£m)	2,705	2,902	3,078
Y-on-Y change	(%)	-6.8	-5.7
Scope revenue (1)	(£m)	2,638	2,521	2,522
Y-on-Y change	(%)	+4.6	-
Trading profit (1)	(£m)	258	294	269
Y-on-Y change	(%)	-12.2	+9.3
Trading margin (1)	(%)	9.8%	11.7%	10.7%
Y-on-Y change	(bps)	-190	+100
Order book	(£bn)	2.1	2.3	1.7
Y-on-Y change	(%)	-8.7	+35.3

1) Non-IFRS measure (see ‘Performance measures’)

Scope revenue by market (£m)	2014	2013	2012
Oil & Gas	1,094	1,027	957
Mining	339	428	519
Clean Energy	785	629	638
Environment & Infrastructure	420	437	408
	2,638	2,521	2,522

Key Oil & Gas projects currently underway include oil sands work for Imperial Oil, Syncrude, CNRL, Suncor and Shell among others, and the provision of consulting and project services in US shale gas. In downstream, we continue to work on a propane dehydrogenation project in Texas for Enterprise Products and projects for LyondellBassell and Dow. In Latin America we continue to build our relationship through project activity with PEMEX in Mexico and Ecopetrol in Colombia.

Mining activity in project delivery include a number of copper, gold and potash EPCM projects for Codelco, Newmont, Thompson Creek, PotashCorp and K+S Potash. In E&I we are working on site remediation programmes for Honeywell and Duke.

Contract wins announced in 2014 included:
Customer	Market	Description	Country
Shell	O&G	FEED for Canada LNG project	Canada
Pemex	O&G	EPC for delayed coking facilities at two refineries	Mexico
K+S	Mining	EPCM for Legacy project expansion	Canada
NewGold	Mining	EPCM for Rainy River gold project	Canada
Codelco	Mining	Engineering and design for secondary ore processing facility at Chuquicamata copper concentrator	Chile
US Space Fence	E&I	Design and construction of specialist facilities for Lockheed Martin/US DoD programme	US
Owens Corning	E&I	EPCM contract for new composite material facility	US

Northern Europe & CIS

Our 12,000 people operating from more than 120 locations in 15 countries in Northern Europe & CIS focus on three of our markets, Oil & Gas, Clean Energy and Environment & Infrastructure. The combination of the capabilities from both AMEC and Foster Wheeler gives us opportunities to deliver more services for our customers in all these markets. The largest exposure is to Oil & Gas, with strong positions in the North Sea and Azerbaijan. We are also one of the largest service providers to the UK nuclear industry.

Segment results		2014	2013	2012
Revenue	(£m)	1,705	1,716	1,428
Y-on-Y change	(%)	-	+20.2
Scope revenue (1)	(£m)	1,541	1,602	1,380
Y-on-Y change	(%)	-3.8	+16.1
Trading profit (1)	(£m)	137	104	122
Y-on-Y change	(%)	+31.7	-14.8
Trading margin (1)	(%)	8.9%	6.5%	8.8%
Y-on-Y change	(bps)	+240	-230
Order book	(£bn)	2.4	2.6	2.6
Y-on-Y change	(%)	-7.7	-

1) Non-IFRS measure (see ‘Performance measures’)

Scope revenue by market (£m)	2014	2013	2012
Oil & Gas	1,143	1,218	870
Mining	-	-	-
Clean Energy	344	336	450
Environment & Infrastructure	54	48	60
	1,541	1,602	1,380

Key projects worked on during the year include a five-year call-off contract to provide brownfield engineering for Talisman, Clair Ridge project for BP, Cygnus project for GDF Suez, and multiple projects with BG and Conoco Phillips in the UK North Sea.

Beyond Oil & Gas projects, on-going Clean Energy projects include reactor services support work for EDF’s nuclear power stations in the UK and ongoing clean-up work at the Sellafield site, as well as framework agreements with National Grid.

Contract wins announced in 2014 included:
Customer	Market	Description	Country
Nexen	O&G	6-year brownfield services contract	UK North Sea
Chevron	O&G	FEED for Captain expansion	UK North Sea
ShellONE Gas	O&G	10-year brownfield engineering contract extension	UK North Sea
Statoil	O&G	Concept study to improve operating efficiency as part of the Snøhvit Improvement Project 2	Norway
BP	O&G	EPCM for Shah Deniz 2 topsides	Azerbaijan
OMV	O&G	5-year integrated project management framework for refineries	Austria/Germany
National Grid	Clean Energy	Framework design for high voltage cables and transmission lines	UK
PGE Polska	Clean Energy	Owners engineer role for nuclear new build programme	Poland
Sellafield	Clean Energy	EPC for Box Encapsulation Plant project for magnox waste	UK
Nugen	Clean Energy/ E&I	Environmental impact assessments for new build programme	UK
UK MOD	E&I	Framework agreement for specialist technical services	UK

Asia, Middle East, Africa & Southern Europe (AMEASE)

AMEASE is a diverse region with over 9,000 employees spread across more than 40 locations. We now have enhanced capabilities and significantly increased customer reach which positions us well for growth across all of our four markets - Oil & Gas, Environment & Infrastructure, Mining and Clean Energy.

Segment results		2014	2013	2012
Revenue	(£m)	1,031	1,026	1,158
Y-on-Y change	(%)	-	-11.4
Scope revenue (1)	(£m)	958	953	918
Y-on-Y change	(%)	+0.5	+3.8
Trading profit (1)	(£m)	53	85	68
Y-on-Y change	(%)	-37.6	+25.0
Trading margin (1)	(%)	5.5%	8.9%	7.4%
Y-on-Y change	(bps)	-340	+150
Order book	(£bn)	1.7	1.5	1.3
Y-on-Y change	(%)	+13.3	+15.4

1) Non-IFRS measure (see ‘Performance measures’)

Scope revenue by market (£m)	2014	2013	2012
Oil & Gas	770	774	676
Mining	114	100	144
Clean Energy	-	-	-
Environment & Infrastructure	74	79	98
	958	953	918

Key upstream Oil & Gas projects include providing asset support for ConocoPhillips' Bayu-Udan gas facilities in the East Timor Sea, operational readiness services for Chevron’s Wheatstone facility offshore Australia, and onshore turnaround and maintenance support to ENI’s onshore gas treatment plant and offshore unmanned wellhead platform, also in Australia.

In the Middle East we are providing technical and project management services on the Upper Zakum project for Zadco, supporting KNPC’s new oil refinery at Al Zour, and delivering the propylene oxide plant at Jubail for Sadara Chemical Company. Other downstream projects include the Son refinery in Vietnam, and work on the synthetic rubber plant for Lanxess Butyl in Singapore. In Mining we continue to work on the Husab Uranium project in Namibia.

Contract wins announced in 2014 included:
Customer	Market	Description	Country
KOC	O&G	5-year renewal to provide FEED and PMC on major projects	Kuwait
Arrow Energy	O&G	FEED for Surat coal seam gas project	Australia
SOCAR	O&G	PMC for Aegean refinery project	Turkey
Sinopec and China Coal Energy	O&G	EPC for new pipe rack at Zhongtian Hechuang coal to gas plant	China
KNPC	O&G	FEED for onshore LNG import and regasification terminal	Kuwait
Arrow Energy	O&G	EPCM for Daandine expansion	Australia
Shell	O&G	2-year contract for engineering, design and procurement for the Majnoon field	Iraq
Nafusah	O&G	FEED for onshore oil field development in Area 47	Libya
Rex Minerals	Mining	Early stage project support for Hillside copper project	Australia
CNNC	Clean Energy	MOU for JV with CNNC to establish nuclear decommissioning and life extension services in China	China
ENEC	Clean Energy	Consultancy work on nuclear new build programme	UAE
Lockheed Martin	E&I	EPC for design and construction of facilities for Space Fence Program	Marshall Is.

Global Power Group (GPG)

GPG has market-leading capabilities in the design, supply and erection of circulating fluidised bed (CFB) boilers, auxiliary steam and air pollution control equipment including a wide range of aftermarket products and services. Customers include utilities, independent power producers, and industrial concerns.

		2014	2013	2012
Revenue	(£m)	454	507	611
Y-on-Y change	(%)	-10.5	-17.0
Scope revenue (1)	(£m	451	501	605
Y-on-Y change	(%)	-10.0	-17.2
Trading profit (1)	(£m)	69	109	130
Y-on-Y change	(%)	-36.7	-16.2
Trading margin (1)	(%)	15.3%	21.8%	21.5%
Y-on-Y change	(bps)	-650	+30
Order book	(£bn)	0.4	0.4	0.5
Y-on-Y change	(%)	-	-20

1) Non-IFRS measure (see ‘Performance measures’)

Key project activity includes the erection of the 4 x 550MWe Samcheok ultra-supercritical CFB boilers, the largest CFB units in the world.  Commercial operation is slated for early 2016. Significant proposal activity is ongoing for CFB projects predominantly in Asia and Eastern Europe.

Contract wins announced in 2014 included:
Customer	Description	Country
Solvay Sodi	Design and supply 50 MWe CFB boiler	Bulgaria
Iberdrola	Design and supply for heat recovery steam generators	Mexico
Vietnam Electricity	Design and supply two pulverised coal steam generators	Vietnam
Harbin Electric	Design and supply two CFBs and flue gas scrubbers	Turkey
TSE	Design, supply and erection of SCR at Naantali unit 3	Finland

In addition, BHI Co, a licensee of the Group’s technology, has won contracts to design and supply heat recovery steam generators in the US, Saudi Arabia, Thailand and South Korea during the year.

Board changes

There have been a number of changes to the board over the past twelve months. Tim Faithfull retired as a non-executive director after the AGM in May 2014. Following completion of the acquisition of Foster Wheeler, Stephanie Newby and Kent Masters joined the board as non-executive directors.

Earlier this month, we announced that Neil Carson will assume the roles of senior independent director and chairman of the remuneration committee, following Simon Thompson’s decision not to seek re-election at the AGM in May 2015, when he will have served six years on the board.

Operating and financial review

Basis of preparation

Accounting policies
The Group’s consolidated financial statements for the year ended 31 December 2014 have been prepared in accordance with IFRS as adopted for use in the EU and those parts of the Companies Act 2006 that are applicable to companies reporting under IFRS.  From the Group’s perspective, there are no differences between IFRS as adopted for use in the EU and IFRS as issued by the IASB.

The Group’s principal accounting policies during 2014 were unchanged compared with 2013.

Adjusted performance measures
We report adjusted performance measures because they provide both management and investors with useful additional information about the underlying trading performance of the business.

Before we acquired Foster Wheeler, the adjusted  performance measures that we reported excluded the amortisation of intangible assets and exceptional items and, where relevant, the tax effects of those items.

On the acquisition of Foster Wheeler, we assumed significant additional asbestos-related obligations in relation to claims for damages made or expected to be made by individuals who allege that they have suffered personal injury from exposure to asbestos primarily in connection with equipment allegedly manufactured by Foster Wheeler’s subsidiaries during the 1970s or earlier. When Foster Wheeler’s obligations are added to AMEC’s existing, though much less significant, asbestos-related obligations, there is the possibility in the future that the Group’s results and cash flows will be materially affected by changes in the asbestos-related obligations, or our provisions for these obligations. We have therefore additionally excluded from the non-IFRS performance measures the asbestos-related costs and interest expense (net of insurance recoveries) and, where relevant, the tax effect of those items. In previous years, asbestos-related costs incurred by AMEC were not material to the Group’s trading performance and therefore there has been no restatement of the adjusted performance measures presented for 2013 and 2012.

Adjusted performance measures used by the Group are reconciled to the equivalent IFRS measures in the section entitled ‘Performance measures’.

Continuing operations

Revenue
Revenue for the year was broadly unchanged compared with last year at £3,993 million (2013: £3,974 million).

Revenue declined by £175 million in the Americas and by £108 million Europe, but increased by £54 million in the Growth Regions. Revenue from Oil & Gas was down 13%, Mining was down 14% and E&I down 3%, but revenue from Clean Energy was up 11%. Revenue in all markets was adversely affected by the strength of sterling, particularly against the US dollar. Overall, currency exchange rate movements reduced revenue by £238 million in 2014 compared with 2013.

Foster Wheeler contributed £274 million to the Group’s revenue during the last seven weeks of the year following its acquisition in November 2014.

Flow-through procurement decreased by £47 million to £73 million (2013: £120 million).

Excluding flow-through procurement, the effect of acquisitions and currency movements, underlying revenue increased by 1%. Underlying revenue from Oil & Gas was down 5% and that from Mining down 6%, but Clean Energy was up 16% and E&I was up 5%.

Administrative expenses
Administrative expenses were £354 million (2013: £293 million), including exceptional items, intangibles amortisation and asbestos-related costs (net of insurance recoveries) totalling £135 million (2013: £65 million).

Administrative expenses before intangibles amortisation, exceptional items and net asbestos-related costs declined by 4% to £219 million (2013: £228 million), principally due to the impact of currency movements and reduced share-based payment charges. Also determined on this basis, Foster Wheeler’s administrative expenses following its acquisition were £26 million.

Corporate costs, which comprise the costs of operating central corporate functions and certain regional overheads, were
£4 million lower at £31 million (2013: £35 million).

Profit before net financing expense
Profit before net financing expense was significantly lower at £148 million (2013: £243 million), largely due to exceptional costs incurred during 2014 in relation to the acquisition of Foster Wheeler.

Amortisation and impairment of intangible assets
Intangible assets principally comprise goodwill and identifiable intangible assets that were recognised in relation to acquired businesses. Goodwill is not amortised but is subject to an annual impairment test. No impairment was recognised in either 2014 or 2013.

Intangibles amortisation was £49 million (2013: £47 million). Whilst an additional amortisation expense of £11 million was recognised on the intangible assets acquired with Foster Wheeler and there was the full-year amortisation of intangible assets recognised in acquisitions completed in 2013, the year-on-year change was reduced because the amortisation expense in 2013 included the accelerated amortisation of certain intangible assets. We expect the full-year impact of the amortisation of intangible assets acquired with Foster Wheeler to be approximately £85 million.

Asbestos-related costs (net of insurance recoveries)
During 2014, the Group recognised net asbestos-related costs of £8 million (2013: £nil) in profit before net financing expense, which largely related to the reduction between the acquisition date and the year-end date in the discount rate applied to the net asbestos-related liabilities assumed on the acquisition of Foster Wheeler. In addition, the Group recognised an asbestos-related interest expense of £1 million (2013: £nil).

Exceptional items
Net exceptional costs totalling £98 million (2013: £25 million) were recognised in arriving at profit before tax from continuing operations, as follows:

•
costs of £41 million in relation to the acquisition of Foster Wheeler (including transaction costs of £37 million within administrative expenses and acquisition-related facility fees amortisation of £4 million within net financing expense);

•	costs of £35 million relating to the integration of Foster Wheeler and AMEC (including internal staff costs associated with identifying and achieving cost synergies);

•	costs of £6 million incurred in completing the restructuring of AMEC’s business onto a geographical basis;

•
a net loss of £16 million on the exit of businesses, comprising a loss of £21 million on businesses sold in the year (principally the reverse premium payable on exit from the Group’s investment in the Lancashire Waste project), which was partially offset by a gain of £5 million on the release of a provision no longer required in respect of a business closed in a previous year.

Trading profit and trading margin
£m unless stated	2014	2013	Change	Underlying change1
Revenue	3,993	3,974	0%
Flow-through procurement	(73)	(120)
Scope revenue1	3,920	3,854	+2%	+1%
Profit before net financing expense	148	243
- Amortisation of intangibles	49	47
- Net asbestos-related costs	8	-
- Exceptional items	94	25
- Share of trading profit of joint ventures	22	28
Trading profit1	321	343	-6%
Trading margin1	8.2%	8.9%	-70 bps
Order book	£6.3bn	£4.1bn	+55%

1 Non-IFRS measure (see ‘Performance measures’)

Trading profit decreased by 6% to £321 million (2013: £343 million). Trading margin decreased by 70 basis points to 8.2% (2013: 8.9%).

In Americas, trading profit fell due to the impact of currency translation and lower levels of activity in Oil & Gas and Mining, being partially offset by increased work in Clean Energy. Trading margin declined partially due to this change in market mix towards lower margin Clean Energy and because of the timing of large contract close-outs, which were particularly favourable in 2013. In Europe, trading profit and trading margin both increased compared with last year, largely as a result of the non-recurrence of the losses from the Teesside Gas Processing Plant contract. In the Growth Regions, trading profit fell due to the impact of currency translation and a lower contribution from Clean Energy and E&I. Compared to last year, Growth Regions trading margin fell due to pricing pressure from customers and investment for growth.

Currency exchange rate movements reduced trading profit by £22 million in 2014 compared with 2013.

Net financing expense
Net financing expense was £5 million (2013: £2 million), including bank interest payable of £7 million (2013: £2 million), net foreign exchange losses of £nil (2013: £1 million), and net interest income on pension assets and liabilities of £2 million (2013: £1 million). In 2014, net financing expense also included a net expense of £1 million (2013: £nil) due to the unwinding of the discount on asbestos-related liabilities (net of insurance recoveries).

A net currency exchange loss of £4 million (2013: loss of £1 million) was recognised in the translation reserve in respect of foreign currency borrowings and derivatives held in designated net investment hedging relationships.

Share of results of joint ventures
The Group’s share of joint ventures’ profit for the year was £12 million (2013: £14 million).

Profit before tax
Profit before tax was £155 million (2013: £255 million) after intangibles amortisation of £49 million (2013: £47 million), net asbestos-related costs and interest expense of £9 million (2013: £nil million), exceptional items of £98 million
(2013: £25 million) and the Group’s share of joint ventures’ tax expense of £6 million (2013: £5 million).

Adjusted profit before tax was 5% lower at £317 million (2013: £332 million).

Taxation
Our tax policy is to manage our obligations in compliance with all relevant tax laws, disclosure requirements and regulations.  We seek to ensure that our approach to tax and the tax payments that we make in all territories in which we have operations are fully consistent with local requirements, taking into account available tax incentives and allowances and are aligned with the Group’s wider business strategy. We seek to develop good, open working relationships with tax authorities and to engage with them proactively, recognising that tax legislation can be complex and may be subject to differing interpretations.

During 2014, there was a tax credit on exceptional items of £6 million (2013: tax charge of £6 million), and a tax credit of £12 million on intangibles amortisation (2013: £20 million). In addition, there was an exceptional tax charge of £16 million in 2013.

The Group’s share of joint ventures’ income tax expense was £6 million (2013: £5 million).

The Group’s effective tax rate on continuing operations (including its share of joint ventures’ income tax expense but before exceptional items, intangibles amortisation and asbestos-related items) increased to 23.0% (2013: 21.9%). The increase principally reflected reduced prior period credits which result from agreement of historical items with various tax authorities. In addition, 2013 included a credit following a reduction in the tax rate applied to the UK pension surplus which was not repeated in 2014.

Profit for the year from continuing operations
Profit for the year from continuing operations was £106 million (2013: £186 million) after intangibles amortisation of
£49 million (2013: £47 million), the net asbestos-related expense of £9 million (2013: £nil), net exceptional items of
£98 million (2013: £25 million), an income tax credit on those items of £18 million (2013: charge of £2 million).

Adjusted profit for the year from continuing operations was 6% lower at £244 million (2013: £260 million).

Non-controlling interests
During 2014, there was a loss of £3 million attributable to non-controlling interests (2013: loss of £1 million).

Earnings per share
Diluted EPS was 26.5p (2013: 59.8p), comprising earnings per share of 35.1p (2013: 62.5p) from continuing operations and a loss of 8.6p (2013: 2.7p) from discontinued operations.

Adjusted diluted EPS from continuing operations was 79.5p (2013: 87.2p), due to the decline in the profit for the year from continuing operations and the increase in the number of shares in issue as a consequence of the acquisition of Foster Wheeler.

Dividend
The Board recommends a final dividend of 28.5p per share, which, together with the interim dividend of 14.8p per share, results in a total dividend of 43.3p per share (2013: 42.0p), an increase of 3%. Subject to approval by shareholders at the AGM on 14 May 2015, the final dividend will be payable on 2 July 2015 to shareholders on the register at the close of business on 29 May 2015.

Dividend cover for 2014 is 1.8 times (2013: 2.1 times) based on adjusted diluted EPS from continuing operations. Going forward, the Board expects to maintain a progressive dividend policy whilst maintaining dividend cover at around two times adjusted diluted EPS from continuing operations.

Results by operating segment

Americas
£m unless stated	2014	2013	Change	Underlying change1
Revenue	2,072	2,247	-8%
Flow-through procurement	(73)	(120)
Scope revenue1	1,999	2,127	-6%	+4%
Profit before net financing expense	195	211
- Intangibles amortisation	17	18
- Exceptional items	(6)	10
- Share of trading profit of joint ventures	1	2
Trading profit1	207	241	-14%
Trading margin1	10.2%	11.3%	-110bps
Order book	£1.2bn	£1.4bn	-14%

1 Non-IFRS measure (see ‘Performance measures’)

Revenue in Americas was £2,072 million (2013: £2,247 million), a decline of 8%. Excluding flow-through procurement, the effect of acquisitions and currency movements, underlying revenue was up 4%. Growth in underlying revenue in Clean Energy and E&I was partially offset by declines in the Oil & Gas and Mining.

Trading profit fell by 14% to £207 million (2013: £241 million), largely as a result of the reduced levels of activities in
Oil & Gas and Mining. Trading margin was 10.2%, down by 110 basis points compared with 2013. Trading margin declined principally due to increased weighting of lower-margin Clean Energy in the product mix and due to the timing of large contract close-outs, which were particularly favourable in 2013.

Europe
£m unless stated	2014	2013	Change	Underlying change1
Revenue	1,119	1,227	-9%	-8%
Profit before net financing expense	70	63
- Intangibles amortisation	17	17
- Exceptional items	3	1
- Share of trading profit of joint ventures	11	12
Trading profit1	101	93	+9%
Trading margin1	9.1%	7.6%	+150bps

Order book	£1.8bn	£1.7bn	+3%

1 Non-IFRS measure (see ‘Performance measures’)

Revenue in Europe fell by 9% to £1,119 million (2013: £1,227 million), primarily due to the reduced level of Oil & Gas activity in the North Sea.  Underlying revenue declined by 8%.

Trading profit increased by 9% to £101 million (2013: £93 million). Trading margin was 9.1%, up 150 basis points compared with 2013, largely as a result of the non-recurrence of losses from the Teesside Gas Processing Plant.

Growth Regions
£m unless stated	2014	2013	Change	Underlying change1
Revenue	590	536	+10%	+18%
Profit before net financing expense	20	10
- Intangibles amortisation	4	12
- Exceptional items	2	7
- Share of trading profit of joint ventures	4	4
Trading profit1	30	33	-9%
Trading margin1	5.1%	6.2%	-110ps

Order book	£0.9bn	£0.9bn

1 Non-IFRS measure (see ‘Performance measures’)

Revenue in Growth Regions improved by 10% to £590 million (2013: £536 million), primarily driven by increased revenue from Oil & Gas activities in the Middle East and a partial recovery in Mining revenue in Australia. Underlying revenue increased by 18%, principally due to the exclusion of adverse currency exchange rate movements.

Trading profit fell by 9% to £30 million (2013: £33 million), reflecting lower contributions from Clean Energy and E&I. Trading margin was 5.1%, down 110 basis points compared with 2013, due to pricing pressure from customers and investment for growth.

E&C Services and Global Power Group

E&C Services and Global Power Group are Foster Wheeler business units and therefore contributed to the Group’s performance only for the final seven weeks of the year following the acquisition of Foster Wheeler in November 2014.

E&C Services contributed revenue of £221 million and a trading profit of £4 million (before intangibles amortisation of £7 million). As at 31 December 2014, the value of E&C Services’ order book was £2.0 billion.

Global Power Group contributed revenue of £53 million and a trading profit of £2 million (before intangibles amortisation of £4 million). As at 31 December 2014, the value of Global Power Group’s order book was £0.4 billion.

Investment Services
During the periods under review, Investment Services principally comprised the Incheon Bridge PPP project in Korea and the Lancashire Waste project (which the Group exited in 2014), the Group’s insurance captive, the Group’s wind development activities and a range of other non-core activities.

Revenue in Investment Services was £6 million (2013: £6 million). Investment Services incurred a loss before net financing expense of £16 million (2013: £3 million), after deducting an exceptional loss on disposals of businesses of £21 million (2013: £nil). Trading profit was £8 million (2012: £11 million), of which £3 million (2013: £7 million) was derived from joint ventures.

Discontinued operations

Discontinued operations represent the residual assets and retained obligations of businesses sold in prior years, together with the UK conventional power business that was classified as a discontinued operation during 2013.

Discontinued operations generated a trading loss before tax of £10 million (2013: loss of £10 million) and after a tax credit of £2 million (2013: £2 million) generated a loss for the year of £8 million (2013: loss of £8 million). During 2014, negative revenue of £13 million was recognised due to the settlement of final accounts and additional provisions on certain contracts within the UK conventional power business.

Discontinued operations included a loss on disposals of £23 million (2013: loss £6 million) arising from additional indemnity provisions and costs associated with businesses sold in prior years. In 2014, the loss on disposals included a provision of £11 million in respect of a new claim received in the year related to a contract completed by the Built Environment business which was sold in 2007.

Discontinued operations generated an overall loss for the year of £27 million (2012: £8 million).

Acquisitions

Acquisition of Foster Wheeler
On 13 November 2014, the Group acquired a 95.3% interest in Foster Wheeler AG by way of a public tender offer. Consideration payable for the interest acquired totalled £1,915 million, of which £979 million was settled in cash,
£919 million was settled by the issue of approximately 85 million of the Company’s ordinary shares and £17 million was settled by the grant of replacement share options and awards.

Management’s preliminary assessment shows that the net identifiable assets of Foster Wheeler amounted to
£362 million at the acquisition date. As at 31 December 2014, provisional goodwill of £1,583 million was recognised on the acquisition of Foster Wheeler. Acquisition costs relating to Foster Wheeler totalling £37 million were recognised within administrative expenses during 2014.

In January 2015, the Group acquired the remaining 4.7% interest in Foster Wheeler AG by way of a ‘squeeze-out merger’ under Swiss law for consideration of £85 million, of which £51 million was paid in cash and £34 million was settled by the issue of 4.3 million of the Company’s ordinary shares and ADSs.

Further details of the acquisition of Foster Wheeler are set out in note 13 to the accompanying financial information.

Acquisition of Scopus
On 15 December 2014, the Group acquired the entire issued share capital of Scopus Group (Holdings) Limited for
£68 million in cash (of which payment of £1 million is deferred until the first anniversary of the acquisition).

Management’s preliminary assessment shows that the net identifiable assets of Scopus amounted to £34 million at the acquisition date. As at 31 December 2014, provisional goodwill of £34 million was recognised on the acquisition of Scopus.

Cash flow

Trading cash flow
Trading cash flow was lower at £283 million (2013: £ 341 million), principally due to the reduction in trading profit and an increase in working capital of £31 million.

Cash conversion fell back to 88% (2013: 99%).

Cash generated from operations
Cash generated from operations was £200 million (2013: £292 million), a decrease of £92 million which was largely due to the £58 million decline in trading cash flow and the increase of £37 million in the cash outflow on exceptional items (principally acquisition-related costs).

Capital expenditure
Capital expenditure was £31 million (2013: £23 million).  Additionally, in 2014, purchases of computer software amounting to £33 million were financed using deferred payment arrangements.

Acquisitions and disposals
Cash consideration paid on the acquisition of business was £1,049 million, which comprised £982 million for Foster Wheeler (including a currency hedging loss of £3 million) and £67 million for Scopus.

During 2014, the net cash outflow on acquisitions was £781 million (2013: £21 million), after deducting cash and cash equivalents of £268 million (2013: £nil) held by the acquired businesses. After taking into account debt owed by the acquired businesses, the effect of acquisitions was to increase the Group’s net debt by £876 million (2013: £31 million).

During 2014, there was a cash outflow of £23 million (2013: outflow of £4 million) in relation to businesses sold, which principally related to the reverse premium paid to exit Lancashire Waste.

Movement in net (debt)/cash
The movement in net (debt)/cash may be analysed as follows:

	2014	2013
Year ended 31 December	£ million	£ million
Trading cash flow	283	341
Net asbestos-related payments	(5)	-
Excess of retirement benefit contributions over current service cost	(2)	-
Cash outflow on exceptional items	(58)	(21)
Legacy settlements and discontinued operations	(9)	(14)
Dividends received from joint ventures	(14)	(8)
Exchange rate movements	5	(6)
Cash generated from operations	200	292
Income taxes paid (net)	(54)	(52)
Interest paid (net)	(3)	(2)
Capital expenditure (net of disposals)	(31)	(22)
Acquisitions and disposals (net)	(876)	(31)
Ordinary dividends	(124)	(108)
Net share movements	6	(40)
Exchange and other movements	7	5
Cash movement in net (debt)/cash	(875)	42
Non-cash movements	(49)	(20)
Movement in net (debt)/cash	(924)	22
Opening net (debt)/cash	121	99
Closing net (debt)/cash	(803)	121

Net (debt)/ cash comprised:

	2014	2013
As at 31 December	£ million	£ million
Cash and cash equivalents	377	153
Cash deposits	139	97
Bank overdrafts	-	(9)
Bank loans (net of facility fees)	(1,258)	(120)
Finance lease obligations	(61)	-
Net (debt)/cash	(803)	121

Balance sheet

Goodwill and other intangibles
As at 31 December 2014, the carrying amount of goodwill was £2,390 million (2013: £757 million), with the increase during the year principally due to the addition of the goodwill recognised on the acquisition of Foster Wheeler (£1,583 million) and Scopus (£34 million).

As at 31 December 2014, the carrying amount of other intangibles was £929 million (2013: £150 million), which comprised acquired identifiable intangible assets of £851 million (2013: £113 million) and computer software of £78 million
(2013: £37 million). We recognised identifiable intangible assets amounting to £738 million on the acquisition of Foster Wheeler and £31 million on the acquisition of Scopus, which principally comprised customer relationships, brands and trademarks and their respective order backlogs. Whilst additions to other intangible assets were significant, the amortisation expense increased only slightly to £49 million (2013: £47 million) because both Foster Wheeler and Scopus were acquired late in 2014.

Property, plant and equipment
As at 31 December 2014, property, plant and equipment amounted to £157 million (2013: £39 million), with the increase during the year largely due to property amounting to £84 million and plant and equipment amounting to £34 million acquired with Foster Wheeler and Scopus.

We hold the majority of the properties through which the Group operates under operating leases which are for varying periods and on differing terms. The Group has a network of over 350 offices worldwide, which range from regional hubs, with a headcount of between 1,000 and 2,500 employees, to smaller offices with more local focus.  It is expected that the number of properties that are occupied by the Group will be reduced following the integration of Foster Wheeler’s businesses.

Due to the geographical spread of the Group’s operations, there is no individual facility the loss of which would have a material adverse impact on the Group’s operations. Equally, there are no plans to construct, expand or improve facilities that would, on completion or cancellation, significantly affect the Group’s operations.

Post-retirement benefits
The Group has a number of defined benefit pension plans in a number of countries.  Following the acquisition of Foster Wheeler, there are three principal plans: two in the UK and one in the US. Each of these plans is closed to new entrants and the two Foster Wheeler plans are also closed to future service accruals.  As at 31 December 2014, the net deficit on the Group’s defined benefit pension plans amounted to £86 million (2013: net surplus of £40 million). During 2014, the Group contributed £32 million (2013: £29 million) to defined benefit pension plans and expects to contribute £33 million in 2015, including special contributions of £6 million.

Further information on the Group’s retirement benefit plans is provided in note 11 to the accompanying financial information.

Asbestos-related obligations
Both AMEC and Foster Wheeler are subject to claims by individuals who allege that they have suffered personal injury from exposure to asbestos primarily in connection with equipment allegedly manufactured by certain of their subsidiaries during the 1970s or earlier.

As at 31 December 2014, the Group recognised:

•
an asbestos-related provision of £407 million (after the effect of discounting of £76 million), which included estimates of indemnity amounts and defence costs for open and yet to be asserted claims expected to be incurred in each year in the period to 2050; and

•	insurance recoveries of £107 million (after discounting of £4 million).

Management expects that there will be a net cash outflow of £20 million during 2015 due to the excess of forecast indemnity payments and defence costs over insurance proceeds.

Other provisions
Other provisions held at 31 December 2014 amounted to £696 million (2013: £163 million), with the substantial increase during the year arising principally due to the recognition of obligations assumed on the acquisition of Foster Wheeler. Otherwise, additional provisions of £20 million were recognised in relation to businesses sold in prior years and additional provisions of £5 million were recognised in relation to the Group’s insurance captive. Unutilised provisions amounting to £10 million were released during 2014.

Other provisions may be summarised as follows:
	2014	2013
As at 31 December	£ million	£ million
Asbestos-related litigation	372	12
Legal claims and actions	120	37
Obligations relating to disposed businesses	87	71
Property-related provisions	85	1
Other provisions	32	42
	696	163

Details of the provisions held by the Group are set out in note 10 to the accompanying financial information.

Non-controlling interests
As at 31 December 2014, non-controlling interests in equity amounted to £29 million (2013: £2 million), with the increase during the year being principally due to the addition of the 4.7% non-controlling interest in Foster Wheeler AG that existed when the Group took control of Foster Wheeler in November 2014 and was subsequently acquired by the Group in
January 2015.

Going concern

Based on internal forecasts and projections that take into account reasonably possible changes in the Group’s trading performance, the directors consider that the Company and the Group have adequate financial resources to continue in operation for the foreseeable future. Accordingly, the directors continue to adopt the going concern basis in preparing the Company’s and the Group’s financial statements.

Performance measures

Scope revenue

Scope revenue represents reported revenue less flow-through procurement revenue.

Flow-through procurement revenue is recognised when we purchase materials, equipment or third-party services for our customers on a reimbursable basis. We do not recognise any profit on flow-through procurement costs. Scope revenue therefore represents the revenue that we have earned from providing services to our customers.

	2014 £ million	2013 £ million	2012 £ million
Continuing operations
Revenue	3,993	3,974	4,088
Flow-through procurement revenue	(73)	(120)	(320)
Scope revenue	3,920	3,854	3,768

Profitability measures

We use three measures of profitability that are not recognised measures under IFRS: trading profit, trading margin and adjusted profit before tax.

As appropriate, we exclude the following specific items in arriving at these measures: exceptional items; the amortisation of intangible assets; and asbestos-related costs (net of insurance recoveries).  Exceptional items are items of income and expense that are material by their size, incidence or nature and may include, but are not restricted to: acquisition-related costs; restructuring costs; gains and losses on the disposal of fixed assets; and gains and losses on the disposal or closure of businesses. Acquisition-related costs may include transaction costs (including external advisory, legal, valuation and other professional fees and attributable internal costs), the amortisation of acquisition-related facility fees, payments to selling shareholders that are accounted for as remuneration and changes in the fair value of contingent consideration.

Trading profit
Trading profit represents profit before net financing expense excluding exceptional items; the amortisation of intangible assets; and asbestos-related costs (net of insurance recoveries). Trading profit includes the Group’s share of the trading profit of joint ventures.

	2014 £ million	2013 £ million	2012 £ million
Continuing operations
Profit before net financing expense	148	243	243
Intangibles amortisation	49	47	44
Net asbestos-related costs	8	-	-
Exceptional items	94	25	24
Share of trading profit of joint ventures	22	28	23
Trading profit	321	343	334

Trading margin
Trading margin represents trading profit expressed as a percentage of scope revenue.

£ million unless stated	2014	2013	2012
Continuing operations
Scope revenue	3,920	3,854	3,768
Trading profit	321	343	334
Trading margin	8.2%	8.9%	8.9%

Adjusted profit before tax
Adjusted profit before tax represents profit before tax before exceptional items, the amortisation of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the Group’s share of tax on the results of joint ventures.

	2014 £ million	2013 £ million	2012 £ million
Continuing operations
Profit before tax	155	255	254
Exceptional items	98	25	24
Intangibles amortisation	49	47	44
Net asbestos-related costs	9	-	-
Share of income tax of joint ventures	6	5	5
Adjusted profit before tax	317	332	327

Cash flow measures

Trading cash flow
Trading cash flow represents cash generated from operations before cash flows arising from exceptional items, asbestos-related payments (net of insurance recoveries), the difference between retirement benefits contributions and the current service cost, legacy settlements and discontinued operations, and currency translation differences on working capital, but including dividends received from joint ventures.

	2014 £ million	2013 £ million	2012 £ million
Cash generated from operations	200	292	271
Net asbestos-related payments	5	-	-
Excess of pension contributions over current service cost	2	–	5
Cash outflow on exceptional items	58	21	19
Legacy settlements and discontinued operations	9	14	-
Currency translation differences	(5)	6	6
Dividends received from joint ventures	14	8	11
Trading cash flow	283	341	312

Cash conversion
Cash conversion represents trading cash flow expressed as a percentage of trading profit.

£ million unless stated otherwise	2014	2013	2012
Trading cash flow	283	341	312
Trading profit	321	343	334
Cash conversion	88%	99%	93%

Other measures

Underlying change in revenue
We define the underlying change as the year-on-year change excluding the effect of exchange rate fluctuations on the translation into sterling of the results of foreign operations, flow-through procurement activities and acquisitions and disposals of businesses.
	2013 £ million	Currency translation £ million	Change in flow-through procurement £ million	Acquisitions £ million	Underlying change £million	2014 £million	Underlying change %
Continuing operations
Americas	2,247	(193)	(70)	17	71	2,072	+4%
Europe	1,227	(8)	-	1	(101)	1,119	-8%
Growth Regions	536	(37)	-	-	91	590	+18%
Investment Services	6		-	-	-	6	0%
Intercompany eliminations	(42)	-	-	-	(26)	(68)	n/a
AMEC	3,974	(238)	(70)	18	35	3,719	+1%
E&C Services						221
Global Power Group						53
Foster Wheeler						274
Amec Foster Wheeler						3,993

Adjusted diluted EPS
Adjusted diluted earnings per share represents profit for the year from continuing operations before exceptional items, the amortisation of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the tax effect of those items, divided by the diluted number of ordinary shares.

Reconciliations of adjusted diluted EPS to diluted EPS from continuing operations for each period presented are included in note 7 to the consolidated financial information.

Dividend cover
Dividend cover represents adjusted diluted EPS from continuing operations as a multiple of the dividend per ordinary share.

	2014	2013	2012
Dividend per ordinary share	43.3p1	42.0p	36.5p
Adjusted diluted EPS from continuing operations	79.5p	87.2p	78.6p
Dividend cover	1.8x	2.1x	2.2x
1 Includes the proposed final dividend for 2014 of 28.5p per ordinary share.

Order book
Our order book represents the total remaining value of secured projects to be executed up to any break point in the relevant contracts. Contracts are included in our order book only when they are signed and we do not include contracts won by joint ventures.

CONDENSED CONSOLIDATED INCOME STATEMENT
Year ended 31 December
				2014
		Before	Amortisation,
		amortisation,	exceptional items
		exceptional items	and asbestos
		and asbestos	related items
		related items	(note 4)	Total
		£ million	£ million	£ million
Continuing operations

Revenue	3	3,993	-	3,993

Cost of sales		(3,475)	-	(3,475)

Gross profit		518	-	518

Administrative expenses		(219)	(135)	(354)

Loss on business disposals and closures		-	(16)	(16)

Profit/(loss) before net financing expense		299	(151)	148

Financial income		11	-	11
Financial expense		(11)	(5)	(16)

Net financing expense		-	(5)	(5)

Share of post-tax results of joint ventures		12	-	12

Profit/(loss) before income tax	3	311	(156)	155

Income tax	5	(67)	18	(49)

Profit/(loss) for the year from continuing
operations		244	(138)	106

Loss for the year from discontinued
operations	6	(8)	(19)	(27)

Profit/(loss) for the year		236	(157)	79

Attributable to:
Equity holders of the parent				82
Non-controlling interests				(3)

				79

Basic earnings/(loss) per share:	7
Continuing operations		81.8p		36.1p
Discontinued operations		(2.6)p		(8.9)p

		79.2p		27.2p

Diluted earnings/(loss) per share:	7
Continuing operations		79.5p		35.1p
Discontinued operations		(2.5)p		(8.6)p

		77.0p		26.5p

Dividend per share:	8			43.3p

				2013

		Before	Amortisation,
		amortisation	and exceptional
		and exceptional	items
		items	(note 3)	Total
		£ million	£ million	£ million
Continuing operations

Revenue	3	3,974	-	3,974

Cost of sales		(3,431)	-	(3,431)

Gross profit		543	-	543

Administrative expenses		(228)	(65)	(293)

Profit on business disposals and closures		-	(7)	(7)

Profit/(loss) before net financing expense		315	(72)	243

Financial income		12	-	12
Financial expense		(14)	-	(14)

Net financing expense		(2)	-	(2)

Share of post-tax results of joint ventures		14	-	14

Profit/(loss) before income tax	3	327	(72)	255

Income tax	5	(67)	(2)	(69)

Profit/(loss) for the year from continuing
operations		260	(74)	186

Loss for the year from
discontinued operations	6	(8)	-	(8)

Profit/(loss) for the year		252	(74)	178

Attributable to:
Equity holders of the parent				179
Non-controlling interests				(1)

				178

Basic earnings/(loss) per share:	7
Continuing operations		89.0p		63.8p
Discontinued operations		(2.7)p		(2.7)p

		86.3p		61.1 p

Diluted earnings/(loss) per share:	7
Continuing operations		87.2p		62.5 p
Discontinued operations		(2.7)p		(2.7)p

		84.5p		59.8p

Dividend per share:	8			42.0p

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Year ended 31 December

	2014	2013
	£ million	£ million

Profit for the year	79	178

Other comprehensive income

Items that may be reclassified to profit and loss:

Exchange movements:
Exchange movements on translation of foreign subsidiaries	17	(70)
Net (loss)/gain on hedges of net investment in foreign subsidiaries	(4)	(1)
Tax on exchange movements	-	1

Cash flow hedges:
Effective portion of changes in fair value	(1)	3
Tax on effective portion of changes in fair value	-	(1)
Transferred to the income statement	-	1

	12	(67)

Items that will not be reclassified to profit and loss:

Actuarial (losses)/gains on defined benefit pension schemes	(58)	40
Tax on actuarial (losses)/gains	11	(20)

	(47)	20

Other comprehensive income	(35)	(47)

Total comprehensive income	44	131

Attributable to:
Equity holders of the parent	47	133
Non-controlling interests	(3)	(2)

Total comprehensive income	44	131

CONDENSED CONSOLIDATED BALANCE SHEET
As at 31 December
	Note	2014	2013
		£ million	£ million

ASSETS
Non-current assets
Property, plant and equipment		157	39
Intangible assets	9	3,319	907
Interests in joint ventures		122	52
Derivative financial instruments		2	1
Retirement benefit assets	11	102	102
Other receivables		149	24
Deferred tax assets		61	35

Total non-current assets		3,912	1,160

Curent assets
Inventories		14	3
Trade and other receivables		1,506	956
Derivative financial instruments		12	5
Current tax receivable		18	10
Bank deposits (more than three months)		21	18
Cash and cash equivalents (excluding bank overdrafts)		495	232

Total current assets		2,066	1,224

Total assets		5,978	2,384

LIABILITIES
Current liabilities
Interest bearing loans and borrowings		(710)	(129)
Trade and other payables		(1,381)	(801)
Derivative financial instruments		(14)	(1)
Current tax payable		(132)	(73)

Total current liabilities		(2,237)	(1,004)

Non-current liabilities
Interest bearing loans and borrowings		(609)	-
Trade and other payables		(83)	(11)
Derivative financial instruments		(5)	-
Retirement benefit liabilities	11	(188)	(62)
Deferred tax liabilities		(136)	(20)
Provisions	10	(696)	(163)

Total non-current liabilities		(1,717)	(256)

Total liabilities		(3,954)	(1,260)

Net assets		2,024	1,124

EQUITY
Share capital		194	152
Share premium account		978	101
Hedging and translation reserves		45	33
Capital redemption reserve		34	34
Retained earnings		744	802

Total equity attributable to equity holders of the parent		1,995	1,122

Non-controlling interests		29	2

Total equity		2,024	1,124

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended 31 December 2014
					Capital			Non-
	Share	Share	Hedging	Transl’n	redemption	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	earnings	Total	interests	equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

As at 1 Jan 2014	152	101	1	32	34	802	1,122	2	1,124

Profit for the
year	-	-	-	-	-	82	82	(3)	79

Exchange movements
on translation of
foreign subsidiaries	-	-	-	17	-	-	17	-	17
Net loss on hedges of
net investment in
foreign subsidiaries	-	-	-	(4)	-	-	(4)	-	(4)
Effective portion of
changes in fair value of
cash flow hedges	-	-	(1)	-	-	-	(1)	-	(1)
Actuarial losses on
defined benefit
pension schemes	-	-	-	-	-	(58)	(58)	-	(58)
Tax on actuarial losses	-	-	-	-	-	11	11	-	11

Other comprehensive
income for the year	-	-	(1)	13	-	(47)	(35)	-	(35)

Total comprehensive
income for the year	-	-	(1)	13	-	35	47	(3)	44

Dividends	-	-	-	-	-	(124)	(124)	-	(124)
Equity-settled
share-based payments	-	-	-	-	-	25	25	-	25
Utilisation of treasury
Shares	-	-	-	-	-	6	6	-	6
Arising on business
Combinations	-	-	-	-	-	-	-	30	30
Shares issued	42	877	-	-	-	-	919	-	919

As at 31 Dec 2014	194	978	-	45	34	744	1,995	29	2,024

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended 31 December 2013
					Capital			Non-
	Share	Share	Hedging	Transl’n	redemption	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	earnings	Total	interests	equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

As at 1 Jan 2013	154	101	(2)	101	32	693	1,079	4	1,083

Profit for the
year	-	-	-	-	-	179	179	(1)	178

Exchange movements
on translation of
foreign subsidiaries	-	-	-	(69)	-	-	(69)	(1)	(70)
Net loss on hedges of
net investment in
foreign subsidiaries	-	-	-	(1)	-	-	(1)	-	(1)
Tax on exchange
movements	-	-	-	1	-	-	1	-	1
Effective portion of
changes in fair value of
cash flow hedges	-	-	3	-	-	-	3	-	3
Tax on effective portion
of changes in fair value
of cash flow hedges	-	-	(1)	-	-	-	(1)	-	(1)
Cash flow hedges
transferred to the
income statement	-	-	1	-	-	-	1	-	1
Actuarial gains on
defined benefit
pension schemes	-	-	-	-	-	40	40	-	40
Tax on actuarial gains	-	-	-	-	-	(20)	(20)	-	(20)

Other comprehensive
income for the year	-	-	3	(69)	-	20	(46)	(1)	(47)

Total comprehensive
income for the year	-	-	3	(69)	-	199	133	(2)	131

Dividend	-	-	-	-	-	(108)	(108)	-	(108)
Equity-settled
share-based payments	-	-	-	-	-	14	14	-	14
Tax on equity settled
share-based
payments	-	-	-	-	-	(1)	(1)	-	(1)
Acquisition of shares
by trustees of the
Performance Share
Plan	-	-	-	-	-	(2)	(2)	-	(2)
Utilisation of treasury
shares	-	-	-	-	-	7	7	-	7
Acquisition of shares
under the buyback
programme	(2)	-	-	-	2	-	-	-	-

As at 31 Dec 2013	152	101	1	32	34	802	1,122	2	1,124

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
		2014	2013
	Note	£ million	£ million
Cash flow from operating activities
Profit before income tax from continuing operations		155	255
Loss before income tax from discontinued operations	6	(33)	(16)

Profit before income tax		122	239
Financial income		(11)	(12)
Financial expense		16	14
Share of post-tax results of joint ventures		(12)	(14)
Intangible amortisation		49	47
Depreciation		16	12
Loss on disposal of businesses		44	6
Difference between contributions to retirement benefit
schemes and current service cost		(2)	-
Profit on disposal of property, plant and equipment		-	(1)
Loss on disposal of intangible assets		1	-
Equity-settled share-based payments		8	14

		231	305
Decrease in inventories		-	1
Decrease in trade and other receivables		106	66
Decrease in trade and other payables and provisions		(137)	(80)

Cash generated from operations		200	292
Tax paid		(54)	(52)

Net cash flow from operating activities		146	240

Cash flow from investing activities
Acquisition of businesses (net of cash acquired)		(781)	(20)
Funding of joint ventures		(1)	(7)
Purchase of property, plant and equipment		(14)	(10)
Purchase of intangible assets		(17)	(13)
Movements in bank deposits (more than three months)		(3)	(1)
Disposal of businesses (net of cash disposed of)		(2)	(4)
Disposal of joint venture		(21)	-
Disposal of property, plant and equipment		-	1
Interest received		4	9
Dividends received from joint ventures		14	8
Amounts paid on maturity of net investment hedges		(7)	(3)

Net cash flow from investing activities		(828)	(40)

Net cash flow before financing activities		(682)	200

Cash flow from financing activities
Proceeds from other borrowings		1,198	100
Repayments of other borrowings		(100)	(130)
Cash flows in respect of facility arrangement fees		(13)	-
Interest paid		(7)	(11)
Dividend paid		(124)	(108)
Acquisition of shares for cancellation		-	(45)
Cash flows in respect of treasury shares (net)*		6	7
Acquisition of shares by trustees of the Performance Share Plan		-	(2)

Net cash flow from financing activities		960	(189)

Increase in cash and cash equivalents		278	11
Cash and cash equivalents as at the beginning of the year		223	232
Exchange losses on cash and cash equivalents		(6)	(20)

Cash and cash equivalents as at the end of the year		495	223

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)
	2014	2013
	£ million	£ million
Cash and cash equivalents consist of:
Cash at bank and in hand	377	153
Bank deposits (less than three months)	118	79
Bank overdrafts	-	(9)

Cash and cash equivalents as at the end of the year	495	223
Bank deposits (more than three months)	21	18
Bank loans	(1,267)	(120)
Fees capitalised against bank facilities	9	-
Finance leases	(61)	-

Net (debt)/cash as at the end of the year	(803)	121

*Net of £6 million (2013: £7 million) received from SAYE option holders on exercise of options.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

1. BACKGROUND

The financial information is derived from the Group’s consolidated financial statements for the year ended 31 December 2014, which were approved by the Board of Directors on 26 March 2015.

The financial information does not constitute statutory accounts within the meaning of sections 434(3) and 435(3) of the Companies Act 2006 or contain sufficient information to comply with the disclosure requirements of International Financial Reporting Standards (IFRS).

The Company’s auditors, Ernst & Young LLP, have given an unqualified report on the consolidated financial statements for the year ended 31 December 2014, which did not include reference to any matters to which the auditors drew attention without qualifying their report and did not contain any statement under section 498 of the Companies Act 2006.

The consolidated financial statements will be filed with the Registrar of Companies, subject to their approval by the Company’s shareholders at the Company’s Annual General Meeting on 14 May 2015.

2. BASIS OF PREPARATION

Basis of accounting

The Group’s consolidated financial statements for the year ended 31 December 2014 have been prepared on the going concern basis in accordance with IFRS adopted for use in the European Union and those parts of the Companies Act 2006 that are applicable to companies reporting under IFRS. From the Group’s perspective, there are no differences between IFRS as adopted for use in the EU and IFRS as issued by the IASB.

The consolidated financial statements have been prepared under the historical cost convention, modified in respect of the revaluation to fair value of derivative financial instruments and assets held by defined benefit pension plans.

The Group’s principal accounting policies are unchanged compared with the year ended 31 December 2013.

Use of estimates

The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Management considers that the most significant areas of judgement and estimation made in preparing the consolidated financial statements arise in relation to the accounting for long-term contracts, business combinations, defined benefit pensions and other retirement benefits and provisions (including asbestos-related liabilities), and in assessing the recoverability of goodwill and other intangible assets.

Use of adjusted measures

Management uses adjusted performance measures including trading profit, adjusted profit before tax and adjusted diluted earnings per share. Each of these measures is based on an IFRS measure of profit but excludes specific items whose inclusion in the IFRS measure hinders the comparison of the trading performance of our businesses from one period to another, with each other or with those of our competitors.

Management has identified the following specific items that are excluded in arriving at these non-IFRS measures: exceptional items; the amortisation of intangible assets; and asbestos-related costs (net of insurance recoveries).

We do not regard these non-IFRS measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS and it should be noted that they may not be comparable with similarly-titled measures used by other companies.

Exceptional items

Exceptional items may include, but are not restricted to: acquisition–related costs, restructuring costs, gains and losses on the disposal of fixed assets and gains and losses on the disposal and closure of businesses.  Acquisition-related costs may include transaction costs (including external advisory, legal, valuation, and other professional fees and attributable internal costs), the amortisation of acquisition-related facilities fees, payments to selling shareholders that are accounted for as remuneration and changes in the fair value of contingent consideration.

Discontinued operations

In the consolidated financial statements, the results, assets and liabilities and cash flows of discontinued operations are presented separately from those of continuing operations. An operation is classified as discontinued if it is a component of the Group that: has been disposed of, or meets the criteria to be classified as held for sale; and represents a separate major line of business or geographic area of operations or will be disposed of as part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations.

3.  SEGMENT INFORMATION

Amec Foster Wheeler designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

Segment information is presented on a consistent basis with the information presented to the Group Leadership Team for the purposes of allocating resources within the Group and assessing the performance of the Group’s businesses.

Prior to the acquisition of Foster Wheeler in November 2014, the Group’s continuing operations comprised of four operating segments: Americas, Europe, Growth Regions and Investment Services. For the short period between its acquisition and the end of 2014, Foster Wheeler’s results were presented to the Group Leadership Team analysed by its existing operating segments: E&C Services and Global Power Group.

With effect from 1 January 2015, the Group adopted three new geographical operating segments: Americas; Northern Europe & CIS; and Asia, Middle East, Africa & Southern Europe; with Foster Wheeler’s E&C Services segment being merged into these segments. Foster Wheeler’s Global Power Group continues to be reported as a separate operating segment. Investment Services also continues to be reported separately.  Details of the services offered by each segment and the end markets in which they operate are given in the segmental review.

The Group Leadership Team uses trading profit as the measure of the profitability of the Group’s businesses. Trading profit is, therefore, the measure of segment profit presented in the Group’s segment disclosures. Trading profit represents profit before net financing expense excluding exceptional items; the amortisation of intangible assets; and asbestos-related costs (net of insurance recoveries). Trading profit includes the Group’s share of the trading profit of joint ventures.

	Revenue		Profit/(loss)
Continuing operations	2014	2013	2014	2013
	£ million	£ million	£ million	£ million

Americas	2,072	2,247	207	241
Europe	1,119	1,227	101	93
Growth Regions	590	536	30	33
E&C Services	221	-	4	-
Global Power Group	53	-	2	-
Investment Services	6	6	8	11

	4,061	4,016	352	378
Internal revenue	(68)	(42)	-	-

External revenue	3,993	3,974	-	-

Corporate costs1			(31)	(35)
Trading profit2			321	343
Net financing expense3			(4)	(11)
Adjusted profit before tax			317	332
Exceptional items			(94)	(25)
Intangibles amortisation			(49)	(47)
Net asbestos-related costs			(8)	-
Unwinding of discount on net asbestos-related provision			(1)	-
Amortisation of facility fees			(4)	-
Share of tax expense of joint ventures4			(6)	(5)

Profit before income tax			155	255

1           Corporate costs comprise the costs of operating central corporate functions and certain regional overheads.
2	Trading profit includes the Group’s share of the trading profit of joint ventures of £22 million (2013: £28 million).
3           Net financing expense includes the Group’s share of net interest payable of joint ventures of £4 million (2013: £9 million).
4           The Group’s share of post-tax results of joint ventures may be analysed as follows:

	2014	2013
	£ million	£ million

Trading profit	22	28
Net financing expense	(4)	(9)
Tax	(6)	(5)

	12	14

4.  AMORTISATION, EXCEPTIONAL ITEMS AND ASBESTOS RELATED ITEMS

	2014	2013
	£ million	£ million

Continuing operations:
Administrative expenses – exceptional items	(86)	(18)
Administrative expenses – intangible amortisation	(49)	(47)
	(135)	(65)
Loss on business disposals and closures	(16)	(7)
Net financing expense	(5)	-
	(156)	(72)
Taxation charge on restructuring	-	(16)
Taxation (charge)/credit on exceptional items of continuing operations	6	(6)
Taxation credit on intangible amortisation	12	20
	18	(2)
Post-tax amortisation and exceptional items
of continuing operations	(138)	(74)
Exceptional items of discontinued operations (post-tax)	(19)	-
Post-tax amortisation and exceptional items	(157)	(74)

Post-tax exceptional items are further analysed as follows:

Year ended 31 December 2014

		Profit in	Loss on
		respect of	business	Asbestos	Other
	Loss on	business	disposals	related	exceptional
	disposals	closures	and closures	items	items	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Continuing operations	(21)	5	(16)	(9)	(82)	(107)
Discontinued operations	(23)	-	(23)	-	-	(23)
(Loss)/profit before tax	(44)	5	(39)	(9)	(82)	(130)
Tax on exceptional items	5	-	5	-	5	10
(Loss)/profit after tax	(39)	5	(34)	(9)	(77)	(120)

During the year ended 31 December 2014, the group disposed of its investment in the Lancashire Waste project at a loss of £21 million mainly arising from a reverse premium payable on exit. This combined with additional indemnity provisions and costs of £23 million associated with businesses sold in prior years (and classified as discontinued) to give a pre-tax loss on disposal of £44 million. This includes a provision of £11 million in respect of a new claim received in the year related to a contract completed by the Built Environment business which was sold in 2006.

There was a credit of £5 million from the release of a provision no longer required in respect of a business closed in a prior year (and classified as continuing).

There was a charge of £8 million relating to a change in the discount rate applied to the asbestos liability and £1 million in respect of unwinding the discount.

Other exceptional items of £82 million includes transaction costs of £37 million relating to the acquisition of Foster Wheeler AG, £35 million relating to the costs of integrating the two businesses and £4 million of fees associated with the borrowings taken on to fund the acquisition. Integration costs include consultancy and other costs of identifying cost synergies of £18 million which includes associated internal labour costs, plus £17 million of costs of achieving cost synergies (including £14 million redundancy costs).  In addition, £6 million was incurred in completing the previously announced restructuring into geographic business units.

Out of the £82 million of other exceptional items £58 million was paid in cash during the year.

4.  AMORTISATION, EXCEPTIONAL ITEMS AND ASBESTOS RELATED ITEMS (continued)

Year ended 31 December 2013

		Loss in	Loss on
		respect of	business	Other
	Loss on	business	disposals	exceptional
	disposals	closures	and closures	items	Total
	£ million	£ million	£ million	£ million	£ million

Continuing operations	-	(7)	(7)	(18)	(25)
Discontinued operations	(6)	-	(6)	-	(6)
Loss before tax	(6)	(7)	(13)	(18)	(31)
Tax charge on restructuring	-	-	-	(16)	(16)
Tax on exceptional items	6	-	6	(6)	-
Loss after tax	-	(7)	(7)	(40)	(47)

Additional indemnity provisions of £10 million and costs in respect of businesses sold in prior years (and classified as discontinued) were offset by the release of a £5 million litigation provision and indemnity provisions no longer required, and give a pre-tax exceptional loss on disposals of £6 million.

There were additional litigation provisions of £9 million offset by releases of £2 million in respect of businesses closed in a prior year and classified as continuing.

Exceptional costs of £18 million in continuing operations includes £14 million restructuring costs associated with the management reorganisation into geographic business units and transaction costs of £4 million which, in line with IFRS 3 are charged to the income statement.

A tax provision of £16 million has been established for potential withholding tax following a group restructuring that resulted in a significant amount of cash being repatriated from foreign subsidiaries.

5.  INCOME TAX

The group’s effective tax rate in 2014 for the continuing businesses (including tax attributable to joint venture interests) but before exceptional items and intangible amortisation was 23.0 per cent (2013: 21.9 per cent).  The forthcoming reductions in the rate of UK corporation tax have all been substantively enacted.

6.  LOSS FOR THE YEAR FROM DISCONTINUED OPERATIONS

Discontinued operations represent the residual assets and retained obligations in respect of businesses sold in prior years, as well as the UK conventional power business which was discontinued in 2013 (see note 2 for further details).

In accordance with IFRS 5, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement. The results of the discontinued operations are as follows:

	2014	2013
	£ million	£ million
Revenue	(13)	15
Cost of sales and net operating expenses	3	(25)
Loss before exceptional items and attributable tax	(10)	(10)
Attributable tax	2	2
	(8)	(8)
Loss on disposal	(23)	(6)
Tax on disposals	4	6

(Loss)/profit for the year from discontinued operations	(27)	(8)

The negative revenue of £13 million and loss of £10 million before exceptional items and income tax in 2014 relates to the settlement of final accounts and additional provisions on certain contracts within the UK conventional power business.

The loss on disposals of £23 million (2013: £6 million) relates to additional indemnity provisions and costs associated with businesses sold in prior years.

7.  EARNINGS PER SHARE

Basic and diluted earnings per share are shown on the face of the income statement. The calculation of the average number of shares in issue has been made having deducted the shares held by the trustees of the Performance Share Plan and those held in treasury by the Company.

			2014			2013
		Weighted			Weighted
		average shares	Earnings per		average shares	Earnings per
	Earnings	number	share	Earnings	number	share
	£ million	million	pence	£ million	million	pence

Basic earnings from
continuing operations	109	302	36.1	187	293	63.8
Share options	-	2	(0.2)	-	2	(0.4)
Employee share and incentive schemes	-	7	(0.8)	-	4	(0.9)

Diluted earnings from
continuing operations	109	311	35.1	187	299	62.5

			2014			2013
		Weighted			Weighted
		average shares	Earnings per		average shares	Earnings per
	Earnings	number	share	Earnings	number	share
	£ million	million	pence	£ million	million	pence

Basic loss from discontinued operations	(27)	302	(8.9)	(8)	293	(2.7)
Share options	-	2	0.1	-	2	-
Employee share and incentive schemes	-	7	0.2	-	4	-

Diluted loss from
discontinued operations	(27)	311	(8.6)	(8)	299	(2.7)

Basic and diluted profit from continuing operations is calculated as set out below:

	2014	2013
	£ million	£ million

Profit for the year from continuing operations	106	186
Loss attributable to non-controlling interests	3	1

Basic and diluted profit from continuing operations	109	187

7.  EARNINGS PER SHARE (continued)

In order to appreciate the effects on the reported performance of intangible amortisation, exceptional items and asbestos related items, additional calculations of earnings per share are presented.

			2014			2013
		Weighted			Weighted
		average	Earnings		average	Earnings
		shares	per		shares	per
	Earnings	number	share	Earnings	number	share
	£ million	million	pence	£ million	million	pence

Basic earnings from continuing operations	109	302	36.1	187	293	63.8

Exceptional items and asbestos related items (post-tax)	101	-	33.4	47	-	16.0
Amortisation (post-tax)	37	-	12.3	27	-	9.2

Basic earnings from continuing operations before
amortisation, exceptional items and asbestos
related items	247	302	81.8	261	293	89.0

Share options	-	2	(0.5)	-	2	(0.6)
Employee share and incentive schemes	-	7	(1.8)	-	4	(1.2)

Diluted earnings from continuing operations before
amortisation, exceptional items and asbestos related items	247	311	79.5	261	299	87.2

			2014			2013
		Weighted			Weighted
		average	Earnings		average	Earnings
		shares	per		shares	per
	Earnings	number	share	Earnings	number	share
	£ million	million	pence	£ million	million	pence

Basic loss from discontinued operations	(27)	302	(8.9)	(8)	293	(2.7)

Exceptional items (post-tax)	19	-	6.3	-	-	-

Basic loss from discontinued operations before
exceptional items	(8)	302	(2.6)	(8)	293	(2.7)

Share options	-	2	-	-	2	-
Employee share and incentive schemes	-	7	0.1	-	4	-

Diluted loss from discontinued operations before
exceptional items	(8)	311	(2.5)	(8)	299	(2.7)

8.  DIVIDENDS

The directors are proposing a final dividend in respect of the financial year ended 31 December 2014 of 28.5 pence per share, which will absorb an estimated £107 million of equity.  Subject to approval, it will be paid on 2 July 2015 to shareholders on the register of members on 29 May 2015.  This dividend has not been provided for and there are no income tax consequences for the company.  This final dividend together with the interim dividend of 14.8 pence (2013: 13.5 pence) per share results in a total dividend for the year of 43.3 pence per share (2013: 42.0 pence).

		2014		2013
	Pence		Pence
Dividends charged to reserves and paid	per share	£ million	per share	£ million

Interim dividend in respect of 2013 (2013: interim	13.5	40	11.7	36
dividend in respect of 2012)

Final dividend in respect of 2013 (2013: final dividend	28.5	84	24.8	72
in respect of 2012)

	42.0	124	36.5	108

9. INTANGIBLE ASSETS

		Customer	Brands/	Order
	Goodwill	relationships	trademarks	backlog	Patents	Software	Total
	£ million	£ million	£million	£million	£ million	£ million	£ million

Cost:
As at 1 Jan 2014	792	192	23	9	-	66	1,082
Exchange and other movements	15	8	1	1	-	2	27
Acquired through business combinations	1,617	372	155	127	110	5	2,386
Additions	-	-	-	-	-	51	51
Disposals and retirements	-	(3)	-	(1)	-	(1)	(5)

As at 31 Dec 2014	2,424	569	179	136	110	123	3,541

Amortisation:
As at 1 Jan 2014	35	85	19	7	-	29	175
Exchange and other movements	(1)	2	-	-	-	1	2
Provided during the year	-	24	3	6	1	15	49
Disposals and retirements	-	(3)	-	(1)	-	-	(4)

As at 31 Dec 2014	34	108	22	12	1	45	222

Cost:
As at 1 Jan 2013	831	197	35	12	-	53	1,128
Exchange and other movements	(52)	(5)	(1)	-	-	(1)	(59)
Acquired through business combinations	13	5	1	-	-	-	19
Additions	-	-	-	-	-	15	15
Disposals and retirements	-	(5)	(12)	(3)	-	(1)	(21)

As at 31 Dec 2013	792	192	23	9	-	66	1,082

Amortisation:
As at 1 Jan 2013	40	61	27	10	-	21	159
Exchange and other movements	(5)	(2)	(1)	(1)	-	(1)	(10)
Provided during the year	-	31	5	1	-	10	47
Disposals and retirements	-	(5)	(12)	(3)	-	(1)	(21)

As at 31 Dec 2013	35	85	19	7	-	29	175

Net book value:
As at 31 Dec 2014	2,390	461	157	124	109	78	3,319

As at 31 Dec 2013	757	107	4	2	-	37	907

As at 1 Jan 2013	791	136	8	2	-	32	969

The carrying value of software held under deferred payment arrangements which are similar to finance leases as at 31 December 2014 was £30 million (2013: £nil).  Additions during the year include £33 million (2013: £nil) of software held under deferred payment arrangements.

10.  PROVISIONS

			Obligations
			relating to	Property
	Asbestos	Project	disposed	related
	related	litigation	businesses	provisions	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million

As at 1 January 2014	12	37	71	8	35	163
Exchange and other movements	3	3	(1)	(1)	-	4
Acquired through business
combinations	347	100	-	82	4	533
Transfers to other payables	-	(13)	-	-	-	(13)
Utilised	(3)	(1)	(3)	(1)	(11)	(19)
Provided	4	2	20	-	4	30
Released	-	(8)	-	(3)	-	(11)
Change in discount rate	8	-	-	-	-	8
Unwinding of discount	1	-	-	-	-	1

As at 31 December 2014	372	120	87	85	32	696

Asbestos-related litigation

Certain of the Company’s subsidiaries in the US and the UK are defendants in numerous asbestos-related lawsuits and out-of-court informal claims pending in the US and the UK. Plaintiffs claim damages for personal injury alleged to have arisen from exposure to asbestos primarily in connection with equipment allegedly manufactured by certain of our subsidiaries during the 1970s or earlier. We expect that these subsidiaries will be named as defendants in additional and/or similar suits and that new claims will be filed in the future. Whilst some of these claims have been and are expected to be made in the UK, the overwhelming majority have been and are expected to be made in the US.

We assumed the majority of our asbestos-related liabilities when we acquired Foster Wheeler in November 2014. Management worked with independent asbestos valuation experts, to measure the asbestos-related liabilities assumed. Asbestos-related liabilities recognised by the Group include estimates of indemnity amounts and defence costs expected to be incurred in each year in the period to 2050, beyond which time management expects that there will no longer be a significant number of open claims. Management’s estimates were based on the following information and/or assumptions: the number of open claims, the forecasted number of future claims, the estimated average cost per claim by disease type – mesothelioma, lung cancer and non-malignancies, claim filings which result in no monetary payments (the ‘zero pay rate’), as well as other factors.

Over the last several years, certain of our subsidiaries have entered into settlement agreements calling for insurers to make lump-sum payments, as well as payments over time, for use by our subsidiaries to fund asbestos-related indemnity and defence costs, and, in certain cases, for reimbursement for portions of out-of-pocket costs incurred. Asbestos-related insurance recoveries under executed settlement agreements are recognised in trade and other receivables together with our best estimate of actual and probable insurance recoveries relating to our liability for pending and estimated future asbestos claims in the period to 2050. Our actual insurance recoveries may be limited by future insolvencies among our insurers. We do not recognise insurance recoveries due from currently insolvent insurers unless they are subject to court-approved settlement in liquidation proceedings.

We have discounted the expected future cash flows with respect to the asbestos-related liabilities and the expected insurance recoveries using discount rates determined by reference to appropriate risk-free market interest rates.

Asbestos-related liabilities and assets recognised on the Group’s balance sheet were as follows:

	2014	2013
	£ million	£ million
Asbestos-related provision
Gross provision	483	12
Effect of discounting	(76)	-
Net provision (1)	407	12
Insurance recoveries
Gross recoveries	(111)	(12)
Effect of discounting	4	-
Net recoveries	(107)	(12)
Net asbestos-related liabilities	300	-
1)	The net asbestos provision is made up of £372 million included within provisions and £35 million included within trade and other payables.

Legal claims and actions

The Group is party to litigation involving clients and sub-contractors arising out of project contracts. Management has taken internal and external legal advice in considering known or reasonably likely legal claims and actions by and against the Group. Where a known or likely claim or action is identified, management carefully assesses the likelihood of success of the claim or action. Generally, a provision is recognised only in respect of those claims or actions that management considers are probable of success. Additionally, however, the Group recognises provisions for known or likely claims against an acquired business if, at the acquisition date, it is possible that the claim or action will be successful and its amount can be reliably estimated.

Indemnities and retained obligations

We have agreed to indemnify certain third parties relating to businesses and/or assets that were previously owned by the Group and were sold to them. As at 31 December 2014, we recognised indemnity provisions totalling £87 million (2013: £71 million). Indemnity provisions principally relate to the indemnification of the purchasers of SPIE in 2006, and the Built Environment and other peripheral businesses that we sold in 2007. During 2014, we recognised additional indemnity provisions of £20 million in relation to businesses sold in previous years, which included a provision of £11 million in respect of a new claim received relating to a contract completed by the built environment business that was sold in 2006.

As at 31 December 2014, the Group held provisions totalling £33 million (2013: £nil) for the estimated future environmental clean-up costs in relation to industrial facilities that it no longer operates. Whilst the timing of the related cash flows is typically uncertain, we expect that certain of our remediation obligations may continue for up to 60 years.

Property-related provisions
Property-related provisions comprise provisions for onerous leases, certain leases held by acquired businesses and dilapidation of leasehold buildings.

On the acquisition of a business, provisions are recognised to the extent that the terms of any property leases held by the acquired business are unfavourable relative to prevailing market terms. During 2014, we recognised provisions for unfavourable leases totalling £65 million on the acquisition of Foster Wheeler, which are expected to be utilised by 2024.
We have discounted the provision using discount rates determined by reference to appropriate risk-free market interest rates.

Other provisions

Other provisions also include £2 million (2013: £2 million) in respect of the Group’s legal and constructive obligations to fund loss-making joint ventures and to meet its share of certain of their obligations and insurance provisions of £28 million (2013; £27 million) relating to the potential liabilities in the group’s captive insurance entity and provisions in relation to risks associated with insurance claims. These potential liabilities and risks relate predominantly to industrial disease of former employees.

11.  RETIREMENT BENEFITS

The group operates a number of pension schemes for UK and overseas employees.

Following the acquisition of Foster Wheeler AG, there are three principal defined benefit schemes. In the UK these are the AMEC Staff pension scheme (which also has an associated Executive top-up scheme) and the Foster Wheeler Pension Plan and in the US, The Foster Wheeler Inc. Salaried Employees Pension Plan. The AMEC Staff and Executive pension schemes are closed to new members but remain open to further accrual. The Foster Wheeler Pension Plan is a hybrid benefit arrangement. The defined benefit section is closed to new members and further accrual, but the defined contribution section remains open to further accrual. The Foster Wheeler Inc. Salaried Employees Pension plan is also closed to new members and further accrual.

The AMEC Staff and Executive pension schemes are average salary plans for UK employees. The Foster Wheeler Pension Plan was a final salary pension plan.  Due to the nature of the liabilities, the pension plans are exposed to inflation, interest rate risk and changes in the life expectancy for pensioners. As the plan assets include significant investments in quoted equities, the group is also exposed to equity market risk.

The valuations used have been based on the preliminary valuation of AMEC Staff pension scheme and the final valuation of the AMEC Executive pension scheme as at 31 March 2014 and 31 March 2011 respectively. The Foster Wheeler Pension Plan’s most recent valuation took place as at 1 April 2013. These schemes have been updated by the schemes’ actuaries for the requirement to assess the present value of the liabilities of the schemes as at 31 December 2014. The assets of the schemes are stated at their aggregate market value as at 31 December 2014.

The Foster Wheeler Inc. Salaried Employees Pension Plan provided pension benefits to certain full-time employees. Under the pension plan, retirement benefits are primarily a function of both years of service and level of compensation. The pension plan is closed to new members and further accrual

The amounts recognised in the balance sheet are as follows:
	2014	2013
	£ million	£ million
Retirement benefit assets	102	102
Retirement benefit liabilities	(188)	(62)

Retirement benefit net (liability)/asset	(86)	40

The retirement net benefit liability/asset is analysed as follows:
	2014	2013
	£ million	£ million
The AMEC Staff and Executive pension schemes	65	102
The Foster Wheeler Pension Plan	37	-
The Foster Wheeler Inc. Salaried Employees Pension Plan	(57)	-
Other smaller pension schemes	(131)	(62)

	(86)	40

The retirement benefit liabilities of £131 million (2013: £62 million; 2012: £93 million) in other schemes primarily reflects the deficits on the smaller overseas schemes, of which £48 million was acquired with Foster Wheeler.

11.  RETIREMENT BENEFITS (continued)

Changes in the present value of the defined benefit liability are as follows:
	2014	2013
	£ million	£ million
As at 1 January	1,743	1,652
Exchange and other movements	3	(14)
Acquired through business combinations	898	–
Current service cost	29	31
Interest cost	84	72
Plan participants’ contributions	12	12
Actuarial charges arising from changes in financial assumptions	278	58
Actuarial charges arising from changes in demographic assumptions	(19)	7
Settlements	(12)	(4)
Benefits paid	(85)	(71)

As at 31 December	2,931	1,743

Changes in the fair value of scheme assets are as follows:
	2014	2013
	£ million	£ million
As at 1 January	1,783	1,645
Exchange and other movements	3	(8)
Acquired through business combinations	826	-
Interest income	86	73
Actuarial gains	201	105
Employer contributions	32	29
Plan participants’ contributions	12	12
Administrative expenses	(4)	(2)
Settlements	(9)	-
Benefits paid	(85)	(71)

As at 31 December	2,845	1,783

The movement in the scheme net asset/ (liability) during the year is as follows:
	2014	2013
	£ million	£ million
Scheme net asset/(liability) as at 1 January	40	(7)
Exchange and other movements	-	6
Acquired through business combinations	(72)	-
Total charge	(31)	(32)
Employer contributions	32	29
Settlements	3	4
Actuarial (losses)/gains recognised in other comprehensive income	(58)	40

Scheme net (liability)/asset as at 31 December	(86)	40

12.  ACQUISITIONS IN 2014

Foster Wheeler AG

On 6 October 2014, the Group launched a public tender offer to acquire the entire issued share capital of Foster Wheeler AG, the ultimate parent company of Foster Wheeler. Pursuant to the tender offer, which closed on 13 November 2014 (the acquisition date), the Group acquired 95.3 per cent of the issued share capital of Foster Wheeler AG.

Foster Wheeler is a leading international engineering, construction and project management contractor and power equipment supplier with approximately 12,000 employees in 50 countries.

Consideration payable for the interests in Foster Wheeler acquired by the Group amounted to £1,915 million (measured at fair value at the acquisition date), of which £979 million was settled in cash, £919 million was settled by the issue of ordinary shares and ADSs and £17 million was settled by the grant of replacement share options and awards to Foster Wheeler employees.

Due to the relatively short period of time that has elapsed since the acquisition date, management has not yet finalised its assessment of the fair values at the acquisition date of certain of Foster Wheeler’s property, plant and equipment, equity-accounted investments, and property-related, legal and environmental obligations. Management expects to substantially complete the fair value assessment during the first half of 2015.

The purchase consideration was provisionally allocated as follows:

£ million
Identifiable assets acquired
Property, plant and equipment	117
Identifiable intangible assets	739
Interests in joint ventures	73
Current tax receivable	14
Deferred tax assets	26
Inventories	11
Trade and other receivables	770
Gross contractual amounts receivable	800
Allowance for doubtful debts	(30)
Derivative financial instruments	(13)
Cash and cash equivalents	265

Liabilities assumed
Bank loans	(40)
Finance lease obligations	(30)
Trade and other payables	(772)
Current tax	(56)
Retirement benefit liabilities	(72)
Deferred tax liabilities	(137)
Provisions	(533)
Net identifiable assets acquired	362
Non-controlling interests	(30)
Goodwill	1,583
Consideration	1,915

Non-controlling interests in Foster Wheeler were measured at their proportionate share of Foster Wheeler’s identifiable assets and liabilities at the acquisition date.

Provisional goodwill of £1,583 million was recognised on the acquisition of Foster Wheeler. Management considers that the goodwill is attributable to the future strategic growth opportunities arising from the acquisition, Foster Wheeler’s highly skilled, customer-oriented and collaborative assembled workforce, the significant cost synergies that are expected to result from the integration of Foster Wheeler with the Group’s existing operations, and the potential for tax synergies. None of the goodwill is expected to be deductible for tax purposes.

Acquisition-related costs relating to the acquisition of Foster Wheeler totalling £33 million were recognised within administrative expenses during 2014.

On 19 January 2015, the Group acquired the 4.7 per cent non-controlling interest in Foster Wheeler by way of a ‘squeeze-out’ merger under Swiss law for consideration of £85 million, of which £51 million was paid in cash and £34 million was settled by the issue of 4.3 million of the Company’s ordinary shares and ADSs.

Subsequent to its acquisition, Foster Wheeler contributed £274 million to the group’s revenue and £1 million to the group’s trading profit.  After amortisation, exceptional items and net asbestos related items, Foster Wheeler generated a loss of £44 million in the period from acquisition to 31 December 2014.

Management estimates that if Foster Wheeler had been acquired on 1 January 2014, the Group’s revenue for the year would have been £1,814 million higher than reported at £5,807 million. Management is, however, unable to estimate reliably what the Group’s profit or loss for the year would have been on this basis, principally because it is not practicable to retrospectively apply the significant purchase accounting adjustments that were made to the carrying amounts of the assets and liabilities of Foster Wheeler at its acquisition date and the tax effects of those adjustments.

Scopus

On 15 December 2014, the Group acquired the entire issued share capital of Scopus Group (Holdings) Limited (Scopus) for £68 million in cash, of which £67 million was paid on completion and £1 million was deferred for one year following completion.  Headquartered in Aberdeen, UK, with bases in international oil and gas hubs, Scopus has around 200 employees who provide specialist engineering services to the global oil and gas, petrochemical and nuclear industries.

Due to the relative short period of time that has elapsed since the acquisition date management has not yet finalised its assessment of the fair values at the acquisition date of 15 December 2014.  Management expects to complete the fair value assessment during the first half of 2015.

Purchase consideration was provisionally allocated as follows:

£million

Intangible assets	31
Tangible assets	1
Trade and other receivables	7
Cash and cash equivalents	3
Trade and other payables	(2)
Deferred tax liabilities	(6)

Net identifiable assets acquired	34
Goodwill on acquisition	34
Consideration	68

Provisional goodwill of £34 million was recognised on the acquisition which management considers is principally attributable to its skilled workforce which did not meet the criteria for recognition as an intangible asset at the date of acquisition.  None of the goodwill is expected to be deductible for tax purposes.

13.  RELATED PARTY TRANSACTIONS

During 2014 there were a number of transactions with the senior management group, joint venture entities and subsidiary companies.

Transactions with the senior management group
Following the acquisition of Foster Wheeler in late 2014, the senior management group consisted of Amec Foster Wheeler plc board members and the presidents of the Americas, Europe and Growth Regions geographies and the Foster Wheeler segments of E&C Services and Global Power Group.  In 2013 the senior management group consisted of Amec Foster Wheeler plc board members and the presidents of the Americas, Europe and Growth Regions geographies.

The senior management group and relatives controlled 0.64 per cent of the voting rights of the company as at 31 December 2014.

In addition to their salaries, the company also provides non-cash benefits to executive directors and other senior managers and they receive share awards under the Performance Share Plan. The company also contributes to a defined benefit plan on behalf of certain executive directors. Details of their compensation are as follows:

	2014	2013
	£ million	£ million
Short-term employee benefits	5	6
Pension costs	-	-
Equity-settled share-based payments	1	3

	6	9

The transactions and related balances outstanding with joint ventures are as follows:

	Value of transactions in the year		Outstanding balance as at 31 December
	2014	2013	2014	2013
	£ million	£ million	£ million	£ million

Services received	3	-	-	-
Services rendered	26	38	12	15
Provisions of finance	9	8	16	41

In September 2012, the UK government’s Department for Business, Innovation and Skills announced a change to UK legislation with respect to the requirement for a UK company to be subject to annual audit. An additional audit exemption has been introduced, such that for a subsidiary of a parent established in a European Economic Area state, that subsidiary can be exempt from annual audit if certain conditions are met. The principal conditions are the requirement for the subsidiary’s shareholders to agree to the exemption and a guarantee to be issued to the subsidiary by the parent undertaking, guaranteeing all of the subsidiary’s outstanding liabilities at the year end, until they are satisfied in full.

14.  CONTINGENT LIABILITIES – MOUNT POLLEY

The Mount Polley mine is owned and operated by Mount Polley Mining Corporation, a subsidiary of Imperial Metals Corporation, and is located near the town of Lively, British Columbia, Canada.

On 4 August 2014, a tailings pond facility at the mine failed releasing large quantities of water and mine tailings into the local environment. The dam was in the process of being raised at the time of the failure. One of our subsidiaries, along with other parties, had various design and quality assurance responsibilities associated with the expansion of this facility. Our subsidiary was the engineer at the time of the breach, but did not perform the original design.

An Independent Review Panel issued its report on 30 January 2015 concluding that the cause of failure was shearing along a zone containing a weak soil layer along with other contributory factors. At this time, no litigation has commenced against the Group and management’s opinion is that its employees performed in a professional manner consistent with the standard of care for a competent engineer on a project of this nature.

Management has taken external legal advice and in light of this advice, and given the early stages of this matter, it is not considered probable that there will be an outflow in respect of this issue.

RESPONSIBILITY STATEMENT OF THE DIRECTORS IN RESPECT OF THE ANNUAL FINANCIAL REPORT

We confirm that to the best of our knowledge:

•
the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

•
the directors’ report includes a fair review of the development and performance of the business and the position of the issuer and undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Samir Brikho
Chief Executive

Ian McHoul
Chief Financial Officer

26 March 2015

PRINCIPAL BUSINESS AND STRATEGIC RISKS

The table below shows Amec Foster Wheeler’s principal business and strategic risks.  Each is specific to the Group and could have a material impact on it.  Action shave been taken to mitigate these risks and these are also shown.

Risk	Mitigation
Geopolitical and economic conditions

Amec Foster Wheeler expects to derive the majority of its revenues from Europe, the US and Canada and is therefore particularly affected by political and economic conditions in those markets.

Changes in general economic conditions may influence customers’ decisions on capital investment and/or asset maintenance, which could lead to volatility in the development of Amec Foster Wheeler’s order intake. These may also lead to change in the customer base, competition and in the way customers procure the services we provide. An increase in competition for new contracts may lead to different, less favourable contract terms and conditions.

Continuing and escalating unrest in the Middle East may have a negative impact on existing and future opportunities in the region.

Amec Foster Wheeler seeks to maintain a balanced geographic presence and, through acquisitions and organic growth, will continue to increase its exposure to other attractive regions of the world.

The risk associated with economic conditions resulting in
a downturn and affecting the demand for Amec Foster Wheeler’s services has been addressed, as far as practicable, by seeking to maintain a balanced business portfolio in terms of geographies, markets, clients and service offering/business model.

In light of continuing global economic uncertainties, steps have been taken to assess and monitor any potential impact on Amec Foster Wheeler’s business opportunities and address potential increased supply chain and, more broadly, counterparty risk.

The introduction of a new focussed Strategy and Business Development function to realise the synergies across our customers, markets, geographies, service offerings and relationships.

Changes in commodity prices

A sustained and significant reduction in oil and gas or commodity prices would have an adverse impact on the level of customer spending in Amec Foster Wheeler’s markets and consequently represents a risk to organic growth.

The fall in oil prices has had an impact on the investment behaviour of Amec Foster Wheeler customers in this sector with pressure on capital expenditure now leading to a greater focus on smaller projects and operating expenditure.

This risk is mitigated by maintaining a balanced business portfolio of geographies, markets, clients and service offerings.

Improved efficiencies through increased workflow between offices and the effective use of centres of excellence and High Value Execution Centres.

Integration of the AMEC and Foster Wheeler businesses

Amec Foster Wheeler may fail to extract value from the successful integration of the AMEC and Foster Wheeler businesses. This may result from a number of factors, including a continuing deterioration in market conditions, management time being focused on the integration of the businesses which could distract management from delivering on base businesses to the detriment of safety performance, project delivery, insufficient engagement between the former AMEC and Foster Wheeler at various levels and/or poor communication with customers.

Amec Foster Wheeler has mitigated this risk with:
• detailed planning for cost and revenue synergies;
• continuing prioritisation of plans to ensure delivery of critical items;
• plans to ensure clear allocations of resource to integration management, whilst focusing remaining resources and efforts on the base businesses;
• the launch of a new operating model on schedule;
• timely and ongoing communication with customers; and
• detailed integration planning and success factors with regular progress reports against them.

Risk	Mitigation
Project delivery

Failing to maintain discipline and meet customer expectations on project delivery could result in damage to reputation, loss of repeat business and potentially lead to litigation and/or claims against Amec Foster Wheeler.

Amec Foster Wheeler has created a new focused and prominent Project Delivery function including a Group Project Delivery Director reporting directly to the
Chief Executive. The role of the Project Delivery Function is to assure and drive project execution and to support the development, training and mobilisation of personnel to enhance execution competencies.

In addition the system of globally applied policies and procedures, combined with comprehensive management oversight, the risk management process, project reviews, internal audit, peer reviews and customer feedback, mitigate the risk to successful project delivery.

Lump sum contracts

Lump sum contracts carry different risks than reimbursable contracts with the contractor agreeing the contract price at the start of the contract and accepting the risk of cost overruns in completing the project.

This risk is mitigated by having skills and competencies fully aligned with the project scope. It is further mitigated by having a clear, delegated authority structure in place, combined with the formal global mandatory procedures relating to contracting principles and the contract review process. In addition the Project Delivery function referred to in the project delivery risk above will perform reviews, provide assurance and drive project execution.

Staff recruitment and retention

An inability to attract and retain sufficient high‑calibre employees could become a barrier to the continued success and growth of Amec Foster Wheeler.

Senior management departures or prolonged absences could also adversely affect our ability to implement our strategy and manage our operations efficiently.

This risk is mitigated with a clear Human Resources (HR) strategy, which is aligned to the business strategy and focused on attracting, developing and retaining the best people for the Group with succession planning as appropriate. It is underpinned by an employee framework which describes how we manage our people consistently.

In addition, there is a continual review of compensation and benefits to ensure sector and geographic competitiveness and there are localised recruitment teams capable of recruiting large numbers into Amec Foster Wheeler.

Amec Foster Wheeler Academy delivers development activities to enhance delivery and prepare employees for more advanced roles.

Health, safety, security and environment

Amec Foster Wheeler is involved in activities and environments that have the potential to cause serious injury to personnel or damage to property or the environment and damage to our reputation.

These activities may involve operations such as design, construction, commissioning and decommissioning, which have potential to cause serious environmental damage, pollution and habitat destruction.

In order to control risk and prevent harm, Amec Foster Wheeler is focused on achieving the highest standards of health, safety and security management. This is achieved through setting of an effective policy and putting in place clear standards which underpin our health, safety, security and environmental management systems.

We have put in place processes to assure that our systems work effectively throughout the organisation and health and safety performance is regularly reviewed against agreed targets to facilitate continual improvement.

Amec Foster Wheeler employs environmental and engineering specialists to support projects in implementing comprehensive project management planning at all stages of a project. These processes are governed by appropriate quality management systems and are supported by risk identification tools aimed at identifying and managing all aspects of project environmental risk.

Risk	Mitigation
Environmental licences

Amec Foster Wheeler’s build own operate facilities and fabrication/ manufacturing sites rely on maintaining environmental licences to operate, which includes protecting the environment and achieving legally enforceable operating parameters. Failure to maintain these standards may result in the revocation of all or part of the licence and the suspension of operation resulting in criminal or civil action and/or financial risk to the business. Failure to maintain assets and/or pollution abatement equipment may result in a failure to meet legally binding objectives and targets for the operation.
Environmental management systems are in place to monitor and mitigate this risk.
Information technology (IT)

Amec Foster Wheeler is exposed to the risk that the
IT systems on which it relies fail and/or that sensitive data held by the Group is lost due to ineffective data governance or as a result of unauthorised access to
Amec Foster Wheeler systems or malware attacks.

Appropriate controls are in place to mitigate the risk of systems failure and data loss, including systems back-up procedures, data security breach response plan, disaster recovery plans and globally distributed data centres providing a secure and reliable environment for hosting critical applications. There is also appropriate virus protection, malware detection and remediation, network security controls and penetration testing and encryption of mobile devices.

Ethical breach

A substantive ethical breach and/or non-compliance with laws or regulations could potentially lead to damage to Amec Foster Wheeler’s reputation, fines, litigation and claims for compensation.

This risk is heightened as we transition from two Codes of Business Conduct and two systems for raising ethical concerns to a single Code of Business Conduct and a single system for raising ethical concerns for the combined group. Confusion could arise amongst employees and give rise to an increased risk of substantive non-compliance with the Codes of Business Conduct. In addition personnel could engage in activities which could be in substantive breach of laws and regulations.

Amec Foster Wheeler has a number of measures in place in the two legacy businesses to mitigate the risk of a substantive ethical breach and/or non-compliance with laws or regulations, including:
• Embedded policies and procedures
• Codes of Business Conduct
• Segregation of duties
• Management oversight
• Financial and operational controls
• Independent whistle-blowing mechanism
• Appointment of ethics and compliance officers
• Anti-fraud and other internal audits
• Legal team advice
• Ethics training programme
• Oversight by the ethics committee of the board (now the HSSEE committee)

Work is underway to establish a single combined Code of Business Conduct, revised global mandatory policies and procedures and provide further appropriate training in 2015.

Risk	Mitigation
Pensions

Amec Foster Wheeler operates a number of defined benefits pension schemes, where careful judgement is required in determining the assumptions for future salary and pension increases, discount rate, inflation, investment returns and member longevity. There is a risk of underestimating this liability.

This risk to Amec Foster Wheeler’s pension schemes is mitigated by:
• maintaining a relatively strong funding position over time;
• taking advice from independent qualified actuaries and other professional advisers;
• agreeing appropriate investment policies with the trustees; and
• close monitoring of changes in the funding position, with reparatory action agreed with the trustees in the event that a sustained deficit emerges.

Legacy risks

Litigation and business claims from divested and non-core businesses remain a risk to Amec Foster Wheeler.

Managing non-core legacy assets until divestment may require skills that are not common to the rest of the Company.

Ground contaminants remain at some former Amec Foster Wheeler operational localities where the pollutant may have been as a result of the Company's operations, or the Company is responsible for its clean-up. There is a risk that pollution may result in a risk to human health or the environment. There is potential for civil and/or criminal action against the Company for such pollutants.

The established legacy team manages these claims with internal and external legal advice. The aim is to seek cost-effective management of litigation and promote commercially sensible settlements where appropriate.

Amec Foster Wheeler has made provisions for the legacy issues that are believed to be adequate and is not aware of any other current issues relating to disposed businesses which are likely to have a material impact. Specialist teams with the appropriate knowledge are brought in as required.

In the case of any historical contaminated land, strategies have been developed to minimise the risk posed by such contaminated land, including asset management and land remediation projects and they remain under continuing review.

Asbestos liability

The legacy Foster Wheeler business is exposed to significant numbers of claims relating to alleged exposure to asbestos. The quantum of these claims is actuarially forecast each year and provisions are held against these ultimate loss projections. However there is a risk that these loss projections will be exceeded and the provisions could be inadequate to meet the ultimate liabilities.

There is a dedicated in-house Finance and Legal resource comprising a team of specialist asbestos lawyers who manage the claims, assisted by National Coordinating Counsel (NCC) and local counsel. A claims strategy has been developed with the NCC and regular reviews are undertaken.

The team monitors legal developments in these claims and the strategy to deal with them on a regular basis.

The quantum of these claims is actuarially forecast each year and provisions are held against the ultimate loss projections.

FORWARD-LOOKING STATEMENTS

This announcement contains a number of ‘forward-looking statements’ with respect to the Group’s financial condition, results of operations and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include statements with respect to:

•
our expectations regarding the Group’s financial and operating performance, including statements contained within the business review and the Outlook statements in this document, and the performance of joint ventures, associates, other investments and newly acquired businesses;

•
intentions and expectations regarding the contracts entered into by the Group or by third parties, including new services, such as the supply of consultancy, engineering and project management services;

•	expectations regarding the global economy and the Group’s operating environment, including future market conditions and trends;

•	revenue and growth expected from Amec Foster Wheeler’s business and its expectations with respect to long term shareholder value growth;

•	our ability to acquire new contracts, expected growth prospects in and growth in its customers generally;

•	expected benefits associated with the acquisition of Foster Wheeler;

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	global economic conditions or other macroeconomic developments in the geographic regions and markets in which the Group operates, including fluctuations in exchange rates;

•	changes in commodity prices which may impact demand for the Group’s services;

•	the Group’s exposure to the risks associated with operating in emerging markets;

•	the failure to meet customer expectations on project delivery, which could result in damage to reputation and/or loss of repeat business and potentially lead to litigation;

•	long term contracts which may be subject to early termination, variation or non-renewal provisions;

•	projects included in the Group’s order book which may be delayed or cancelled;

•	lump sum contracts, which are subject to the risks associated with unanticipated modifications, technical problems and delays;

•	the loss of senior management or difficulty in attracting and retaining appropriately skilled personnel;

•	the failure to comply with health, safety and environmental laws;

•	the possibility of major safety incidents that can lead to reputational damage and increase potential liabilities;

•	obligations and liabilities relating to the Group’s divested and non-core businesses;

•	the failure or security breaches of its information technology systems and/or data security; and

•
the failure to comply with anti-corruption laws and regulations, economic sanction programmes or other laws and regulations, which may result in the Group becoming subject to fines or penalties and the disruption of its business activities.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under the heading ‘principal business and strategic risks’. All subsequent written or oral forward-looking statements attributable to the Company or any persons acting on its behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, the Company does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 March 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary